Form 10-K, Exhibit 13
period 1996-12-31
LIFE USA HOLDING INC /MN/
filed 1997-03-25
CIK 832989

[LOGO]
                                    LIFEUSA(R)

                               1996 Annual Report



COMPANY DESCRIPTION

Life USA Holding, Inc. is a national financial services holding and marketing company based in Minneapolis. Its primary subsidiary, LifeUSA Insurance Company, is represented by over 130 marketing organizations nationwide and over 50,000 independent agents. Life USA Holding, Inc. common stock trades on the Nasdaq National Market tier of The Nasdaq Stock Market under the symbol LUSA.

HIGHLIGHTS OF 1996

* Consolidated total revenues increased to $316.9 million in 1996 from $272.8 million in 1995.

* Consolidated net income increased to $23.5 million in 1996 from $19.1 million in 1995.

* Collected premiums for 1996 (including Allianz Life) increased to $1.05 billion from $1.04 billion in 1995.

* Consolidated assets increased to $4.39 billion at December 31, 1996 from $3.87 billion at December 31, 1995.

* Life USA Holding, Inc. entered into a $30 million line of credit agreement with two of its reinsurers in May 1996.

*        LifeUSA Marketing, Inc. acquired Tax Planning Seminars in August 1996.

* LifeUSA Marketing, Inc. acquired a minority interest in Creative Marketing International Corporation in November 1996.

*        The ANNU-A-DEX(SM) equity indexed annuity was introduced in September
         1996.

*        Life USA Holding, Inc. formed LifeUSA Securities, Inc. in March 1996.
         LifeUSA Securities, Inc. received approval from the National Association of Securities Dealers, Inc. as a wholesale broker-dealer in October 1996.

MESSAGE TO SHAREHOLDERS

     Come back with me 10 years to February 26, 1987, the date our company was incorporated. Until that date, with the exception of the five original founders (plus one reinsurance actuary, a high-priced lawyer and a public relations specialist), no one had ever heard the name, "LifeUSA." Despite this anonymity, the articles of incorporation stated that Life USA Holding, Inc. ". . . was formed to become a national life insurance holding company." A presumptuous objective for a start-up company in a mature industry dominated by century-old financial giants. Almost no one gave the company much chance to survive, let alone become a force in the industry.

     Now come forward to today. Not only has the company survived, but the Life USA name is household in the life insurance industry. Setting new standards for product innovation, service and distribution strategies, Life USA is now one of the fastest growing, most successful companies in the industry. Ironically, it's the financial giants who have struggled to survive. Many have passed from the scene, while others have been so severely wounded by the changes of the decade that they seem to stagger from crisis to scandal.

     Today, Life USA, the unknown company of 1987, enters its second decade as a flourishing, highly visible company fully intent on taking its place among industry leaders with over $4 billion of assets, annual premiums in excess of $1 billion, and representation by over 50,000 agents.

     Life USA ended its first decade with a bang-up year. Boosted by an 11% increase in fourth quarter collected premiums, consolidated 1996 net income increased 23%, to $23.5 million or $1.04 per share, compared to $19.1 million or $.88 per share in 1995. 1996 consolidated net operating income increased 31%, to $25.0 million or $1.11 per share, compared to $19.1 million or $.88 per share in 1995.

     Of particular note, LifeUSA Insurance Company reported a 1996 after-tax statutory profit of $13.2 million. This is a significant improvement over the $367,000 after-tax statutory profit reported in 1995. Statutory profits are important because they are indicative of a growing block of profitable inforce business, reduce the need for external capital, are a critical measure for rating agency action, and provide the basis for potential dividends from the life insurance company to the parent.

     Consolidated revenues increased 16% in 1996, to $316.9 million, compared to $272.8 million in 1995. During 1996, consolidated assets increased 13%, to $4.39 billion from $3.87 billion. Consolidated net investment income increased 19% during 1996, to $129.4 million from $109.1 million reported in 1995.

     Total collected premiums for 1996 were $1.05 billion, a 1% increase over the $1.04 billion reported in 1995. Normally, one would not look upon a 1% increase in premiums as a positive, but in light of the current difficult sales environment for fixed income products, the results are very encouraging. A.M. Best projected that industry wide fixed annuity premium would decline approximately 30% from 1995 to 1996.

     For LifeUSA to post even a small gain in premiums while competing against a roaring stock market with long-term interest rates below 7%, demonstrates the underlying potency of our distribution system, not matched by many other companies. Of note is that almost 12% of our total premiums were produced by marketing organizations contracted with LifeUSA for less than two years. This lays the groundwork for even more growth in the future.

     Life USA has accomplished much during our first decade. We are pleased, but not satisfied. Now, it's on to the next century.

     We look to a combination of operational and strategic factors to foster continued success. As Life USA enters its second decade, it's time to take our story to a broader public. The process will start with a national advertising and promotional campaign, targeted to our marketing niche. The objective is to enhance the credibility and visibility of Life USA, not only with agents, but with consumers and investors as well. Ultimately, we hope this effort will translate into expanded distribution, increased sales and profits and a more meaningful valuation of the company.

     LifeUSA agents will start the year with two new products in their arsenal -- the ANNU-A-DEX(SM) and the IDEAL(SM) annuity.

     The ANNU-A-DEX is a competitive fixed annuity, offering an initial 7% premium bonus, but with an additional benefit tied to the performance of the S&P 500(R) Index. The appeal of the product is that one can buy a competitive fixed annuity, with principal and interest guaranteed, and should the S&P 500(R) Index outperform the annuity over a seven-year period, one-half of the incremental growth is added to the value of the annuity. While not an investment product, the ANNU-A-DEX is positioned as an alternative "safe haven" for investment funds. An investor can "lock-in" current gains and still participate, should the stock market continue to rise, all with no down-side exposure.

     The IDEAL annuity (introduced during the first quarter of 1997), is unique in that it provides up to 10 years of protection against interest rate changes -- up or down. When issued, the IDEAL annuity offers a base credited rate, plus a 1.5% annual interest bonus, both guaranteed for five years. Thus, the policyholder is protected against a decline in interest rates for the next five years. At the end of the first five-year term, the policyholder has the option to "re-enter" the policy at the interest rate being credited on new issues. The new credited rate, plus another 1.5% annual interest bonus, is then guaranteed for a new five-year term. Thus, the policyholder is also protected against a rise in interest rates.

     The interest rate change protection along with other competitive benefits make this an IDEAL annuity for the consumer. A handsome compensation package makes this an IDEAL annuity for agents. Over time, this annuity could be the IDEAL stimulant needed for increased sales.

     LifeUSA believes that the best insurance product for the consumer and the company is one that offers exceptional long-term benefits, as opposed to a short-term, commodity-type product. This type of benefit-oriented product must be explained and sold by a knowledgeable sales person. For that reason, LifeUSA is even more committed to building the largest and strongest agent distribution system in the industry.

     We believe that distribution will be the key to success in the future. Not only distribution of our own products, but distribution of products for other manufacturers. If you can control distribution, you control your competitor's products. That does not necessarily mean that you own or control the distribution system, but that you own and control "access" to the distribution system. The one who wins the distribution battles of the next few years will win the war.

     With that in mind, in 1996, Life USA purchased Tax Planning Seminars, a large marketing organization based in Voorhees, New Jersey, and made a substantial ownership investment in Creative Marketing International Corporation, another marketing organization based in Overland Park, Kansas. These two organizations sell an aggregate of over $200 million of annual annuity premiums. There is no guarantee that LifeUSA will receive all the business these organizations produce, but we will receive first call and will profit from business sold with other companies as well as LifeUSA. Encouraged by the initial success of these two transactions, Life USA will be looking aggressively for similar opportunities in 1997 and beyond.

     Several years of low interest rates and a thriving stock market have caused the market for fixed annuities to shrink, but the potential market for annuities has barely been tapped. Should long-term interest rates rise above 8% and the stock market make even a modest correction, there is a vast pool of capital that will be looking for a safe haven, and LifeUSA is well-positioned to take advantage of such a circumstance.

     Just the same, to cover all the bases, 1997 will see the launch of LifeUSA Securities, Inc. to market a family of LifeUSA mutual funds. We are also exploring the distribution of variable life and annuity contracts issued by other companies. This action expands and helps to balance our product universe, as well as enhance our ability to attract an even broader base of distribution.

     While nothing is guaranteed, when the momentum of our past success is combined with the fresh plans we have for the future, then it becomes clear that Life USA is well positioned for a healthy start to our second decade. In short, we are encouraged, both by our past success and future opportunities.

     Before we close out our first decade and move on, I would like to pause just a moment to thank all those who have been so important to our success.

     Living in Minnesota, we're not far from the headwaters of the Mississippi River. At the point of origin, one can easily jump across the river. As the river moves south, it gradually becomes the mighty Mississippi, not because of the volume of the water at the source, but from hundreds of creeks, streams and other rivers that flow into it. Viewing the Mississippi in all its grandeur, one cannot identify the various sources of the river because the contributions all flow together to make one great river.

     The same dynamics are true with a successful business. At the beginning, it was easy to identify the source of the power at Life USA. However, as the company has grown, hundreds, even thousands, of people have added their part. Today, it is impossible to break out individual contributions. They all flow together. To all of those who have believed and contributed their talents to our success, I offer a deep, sincere thanks. And, along with that goes our commitment to make our second decade even better than the first.

Robert W. MacDonald
CHAIRMAN AND CHIEF EXECUTIVE OFFICER
Life USA Holding, Inc.
CHIEF EXECUTIVE OFFICER
LifeUSA Insurance Company

                                  THEN AND NOW
                                  (1987 - 1996)

CONSOLIDATED RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31
 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS):

                                 1996         1987
                            --------------------------
Collected Premiums ......   $1,052,458   $      179
Total Revenues ..........      316,898          286
Net Income (Loss) .......       23,454       (2,135)
Earnings (Loss) Per Share         1.04         (.11)


CONSOLIDATED BALANCE SHEET DATA AS OF DECEMBER 31
 (DOLLARS IN THOUSANDS):

                                            1996         1987
                                        -----------------------
Fixed Maturity Investments .........   $1,881,476   $    3,362
Total Shareholders' Equity (Deficit)      172,615         (521)


SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
Life USA Holding, Inc.
 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

AS OF AND FOR THE YEAR ENDED DECEMBER 31                                          1996
-----------------------------------------------------------------------------------------
Consolidated results of operations:
  Revenues ...............................................................   $    316,898
  Net income .............................................................         23,454
  Adjustments to arrive at net operating income (1):
   Net realized gains on investments .....................................           (408)
   Charges for state guaranty fund assessments ...........................          1,998
                                                                             ------------
  Net operating income (1) ...............................................         25,044
Per share data:
  Fully diluted shares ...................................................     23,402,846
  Convertible subordinated debenture interest addback, net of tax ........   $        870
  Net income .............................................................           1.04
  Net operating income (1) ...............................................           1.11
Consolidated financial position:
  Assets .................................................................   $  4,386,723
  Invested assets (fixed maturity investments and cash and cash
   equivalents) ..........................................................      1,902,465
  Debt (convertible subordinated debentures) .............................         36,030
  Shareholders' equity:
   As reported ...........................................................        172,615
   Excluding SFAS No. 115 ................................................        169,280
Common stock data:
  Shares issued and outstanding and to be issued 20,974,901 Book value per share:
   As reported ...........................................................   $       8.23
   Excluding SFAS No. 115 ................................................           8.07
  Closing Price .........................................................           12.00
Financial ratios and other data:
  Return on invested assets--net income ..................................           1.23%
  Return on invested assets--net operating income (1) ....................           1.32%
  Return on equity--net income:
   As reported ...........................................................          13.59%
   Excluding SFAS No. 115 ................................................          13.86%
  Return on equity--net operating income (1):
   As reported ...........................................................          14.51%
   Excluding SFAS No. 115 ................................................          14.79%
  Debt to equity:
   As reported ...........................................................          20.87%
   Excluding SFAS No. 115 ................................................          21.28%
  Closing price to net income per share ..................................          11.55x
  Closing price to net operating income per share (1) ....................          10.8x
  Closing price to book value per share:
   As reported ...........................................................           1.46x
   Excluding SFAS No. 115 ................................................           1.49x
  Total market capitalization ............................................   $    251,699

-----------------------------
1) Net operating income equals net income, excluding, net of related income taxes: (i) net realized gains on investments and the corresponding increases in amortization of deferred policy acquisition costs and other benefits to policyholders and (ii) charges for state guaranty fund assessments.

In 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred tax assets and liabilities are determined based on differences between the financial reporting basis and the tax basis of the Company's assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Prior to the adoption of SFAS No. 109, income tax expense was based on items of income and expense that were reported in different years in the financial statements and tax returns and were measured at the tax rate in effect in the year the difference originated. As permitted by SFAS No. 109, the Company restated its 1992 financial statements.

(WIDE TABLE CONTINUED)
                                                                   FIVE YEAR
                                                                    AVERAGE
                                                                   COMPOUND
     1995            1994            1993            1992         GROWTH RATE
--------------------------------------------------------------------------------
  $   272,781      $   206,313     $   199,685     $   145,800        22.78%
      19,097           14,469          15,115           9,870         39.44%

      (1,828)            (641)           (989)         (1,877)
       1,877            1,704             624             961
---------------------------------------------------------------
      19,146           15,532          14,750           8,954        59.95%

  22,527,463       20,424,921      19,439,945      14,887,306
 $       757              N/A             N/A             N/A
        0.88      $      0.71     $      0.78     $      0.66        26.87%
        0.88             0.76            0.76            0.60        45.46%

 $ 3,867,539      $ 3,065,271     $ 2,394,471     $ 1,537,375        34.08%
   1,754,087        1,249,321         899,998         447,386        49.20%
      36,030            6,041           6,351           8,336

     156,896          106,916         107,204          38,898        43.44%
     144,189          123,836         107,204          38,898        42.88%

  20,324,747       20,179,617      19,978,118      14,262,937

 $      7.72      $      5.30     $      5.37     $      2.73        32.62%
        7.09             6.14            5.37            2.73        32.10%
        8.00             7.25           18.88           11.13

        1.09%            1.16%           1.68%           2.21%
        1.09%            1.24%           1.64%           2.00%

       12.17%           13.53%          14.10%          25.37%
       13.24%           11.68%          14.10%          25.37%

       12.20%           14.53%          13.76%          23.02%
       13.28%           12.54%          13.76%          23.02%

       22.96%            5.65%           5.92%          21.43%
       24.99%            4.88%           5.92%          21.43%
        9.08x           10.23x          24.28x          16.78x
         9.1x             9.5x           24.9x           18.5x

        1.04x            1.37x           3.52x           4.08x
        1.13x            1.18x           3.52x           4.08x
 $   162,598      $   146,302     $   377,087     $   158,675


Also, in 1993, the Company implemented SFAS No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts." SFAS No. 113 requires the reporting of assets and liabilities relating to ceded life insurance contracts on a gross basis rather than the previous practice of reporting these items net of reinsurance. In accordance with Financial Accounting Standards Board (FASB) Interpretation No. 39, "Offsetting of Amounts Related to Certain Contracts," the Company presents assets and liabilities related to its annuity contracts on a gross basis. Total assets and liabilities for all periods presented have been increased to reflect the implementation of SFAS No. 113 and FASB Interpretation No. 39.

In 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Beginning January 1, 1994, under the provisions of SFAS No. 115, held to maturity investments are carried at amortized cost and available for sale investments are carried at fair value, with unrealized gains and losses reported as a separate component of shareholders' equity.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
LIFE USA HOLDING, INC.

GENERAL

     The following analysis of the results of operations and financial condition of Life USA Holding, Inc. (the Company) and its wholly-owned subsidiaries, LifeUSA Insurance Company (LifeUSA), LifeUSA Securities, Inc. (LifeUSA Securities) and LifeUSA Marketing, Inc. (LifeUSA Marketing), should be read in conjunction with the Company's consolidated financial statements and notes thereto included elsewhere in this Annual Report.

     During 1996, the Company formed two wholly-owned subsidiaries: LifeUSA Securities and LifeUSA Marketing. LifeUSA Securities has received approval from the National Association of Securities Dealers, Inc. as a wholesale broker-dealer, will initially market a family of LifeUSA mutual funds established through a joint-venture agreement with a $16 billion asset management firm and is exploring distribution of variable life insurance and annuity contracts. LifeUSA Marketing conducts a variety of marketing activities for the Company, including the acquisition of and investment in national field marketing organizations. The results of operations and financial condition of LifeUSA Securities and LifeUSA Marketing, both individually and in the aggregate, are not material to the 1996 consolidated financial statements of the Company. Therefore, the analysis that follows will focus primarily on the Company and LifeUSA.

     Since its inception in 1987, LifeUSA has entered into various agreements to reinsure a substantial portion of the new life insurance and annuity business written each year. Entering into these reinsurance agreements has allowed LifeUSA to write a larger volume of business than it would otherwise have been able to write due to regulatory restrictions based on the amount of its statutory capital and surplus.

     Since April 1, 1991, LifeUSA has ceded a substantial portion of its new life insurance and annuity business to the following three reinsurers (the Reinsurers):

         * Employers Reassurance Corporation, a subsidiary of Employers Reinsurance Corporation, a member of the General Electric Company group;

         * Munich American Reassurance Company, a subsidiary of Munich Reinsurance Company, one of the largest German insurance companies; and

         * Republic-Vanguard Life Insurance Company, a member of the Winterthur Swiss Insurance Group, one of the largest Swiss insurance companies.

     Effective October 1, 1995, LifeUSA began ceding 75% of its new life insurance and annuity business to the Reinsurers. From July 1, 1993 through September 30, 1995, LifeUSA ceded 50% of its new life insurance and annuity business to the Reinsurers. LifeUSA receives commissions and expense allowances on business ceded to the Reinsurers.

     Since 1987, under the terms of agreements between the Company and Allianz Life Insurance Company of North America (Allianz Life), LifeUSA agents have produced life insurance and annuity business on Allianz Life policies which are similar to LifeUSA agents for Allianz Life. Effective October 1, 1995, LifeUSA began assuming 25% of the new life insurance and annuity business produced by its agents for Allianz Life. From July 1, 1993 through September 30, 1995, LifeUSA assumed 50% of the new life insurance and annuity business produced by LifeUSA agents for Allianz Life.

     The reduction in LifeUSA's net retention (the percentage of new life insurance and annuity business retained by LifeUSA and assumed by LifeUSA from Allianz Life) from 50% to 25%, effective October 1, 1995, is one of the primary reasons for several fluctuations discussed in the Results of Operations section that follows. For comparative purposes, LifeUSA's net retention was a constant 25% throughout 1996, 50% for the first nine months and 25% for the last three months of 1995 and a constant 50% throughout 1994. These reductions will be referred to as "the October 1, 1995 reduction in LifeUSA's net retention" during the remainder of this document.

     The following table shows LifeUSA's life insurance and annuity in force information at December 31 (in millions):

                                                   1996        1995
                                                 --------    --------
Life insurance account values:
 All policies produced by LifeUSA agents (1)     $  260.1   $  216.0
 Direct and assumed business (2) ...........        223.4      185.6
 Net of reinsurance (3) ....................         85.5       69.1
Life insurance face amounts:
 All policies produced by LifeUSA agents (1)      8,171.2    7,939.0
 Direct and assumed business (2) ...........      7,104.0    6,924.7
 Net of reinsurance (3) ....................      2,860.2    2,923.7
Annuity account values:
 All policies produced by LifeUSA agents (1)      4,876.7    4,369.7
 Direct and assumed business (2) ...........      3,496.3    3,183.3
 Net of reinsurance (3) ....................      1,655.5    1,574.1

------------------------------
(1) Includes all policies produced by LifeUSA agents, including policies produced by LifeUSA agents for Allianz Life.

(2) Includes all LifeUSA policies and the portion of policies produced by LifeUSA agents for Allianz Life that have been assumed by LifeUSA.

(3) Includes the portion of LifeUSA policies that have been retained by LifeUSA and the portion of policies produced by LifeUSA agents for Allianz Life that have been assumed by LifeUSA.

Reference is made to Note 2 (Reinsurance) to the December 31, 1996 consolidated financial statements for further details regarding the Company's reinsurance agreements.

RESULTS OF OPERATIONS

     In 1996, the Company generated increases in collected life insurance premiums and annuity deposits, invested assets and life insurance and annuities in force. As a result, revenues from policyholder charges, net investment income and commissions and expense allowances increased. Expenses incurred for interest credited to policyholder account values and commissions also increased during 1996 for similar reasons. Primarily as a result of these factors, net income and earnings per share for 1996 increased 23% and 18%, respectively, compared to the corresponding results achieved during 1995. In addition, the combination of two non-operating items (net realized gains on investments and charges for state guaranty fund assessments) had a slight negative effect on 1996 net income and earnings per share.

     PREMIUMS AND DEPOSITS. Total collected premiums and deposits, including premiums and deposits on policies produced by LifeUSA agents for Allianz Life, were $1.05 billion, $1.04 billion and $915.5 million in 1996, 1995 and 1994, respectively, and represented an increase of 1% in 1996 compared to 1995 and an increase of 14% in 1995 compared to 1994. The following table shows the amounts of premiums and deposits collected, ceded and retained for the three years (in thousands):

                                                                  YEAR ENDED DECEMBER 31,
                                                            ----------------------------------
                                                              1996           1995        1994
                                                            ----------------------------------
Collected Premiums and Deposits (1):
  LifeUSA:
   Life:
    First year ..........................................   $   12,731   $   16,451   $ 16,197
    Single and renewal ..................................       49,242       44,418     38,731
                                                            ----------------------------------
     Total Life .........................................       61,973       60,869     54,928
   Annuities ............................................      547,748      585,739    481,138
                                                            ----------------------------------
      Total LifeUSA collected premiums and deposits .....      609,721      646,608    536,066
  Allianz Life:
   Life:
    First year ..........................................        3,261        4,693      5,318
    Single and renewal ..................................       14,817       13,010     10,839
                                                            ----------------------------------
     Total Life .........................................       18,078       17,703     16,157
   Annuities ............................................      424,659      379,588    363,319
                                                            ----------------------------------
       Total Allianz Life collected premiums and deposits      442,737      397,291    379,476
                                                            ----------------------------------
        Total collected premiums and deposits ...........   $1,052,458   $1,043,899   $915,542
                                                            ==================================

                                                                  YEAR ENDED DECEMBER 31,
                                                           --------------------------------------
                                                               1996        1995      1994
                                                           --------------------------------------

Premiums and Deposits Not Retained or Assumed (2):
  LifeUSA:
   Life:
    First year ...........................................   $  8,416   $  8,351   $  8,443
    Single and renewal ...................................     31,925     30,167     27,828
                                                             ------------------------------
     Total Life ..........................................     40,341     38,518     36,271
   Annuities .............................................    397,566    312,325    249,803
                                                             ------------------------------
      Total LifeUSA premiums and deposits not retained ...    437,907    350,843    286,074
Allianz Life:
  Life:
   First year ............................................      2,228      2,377      2,661
   Single and renewal ....................................      8,596      7,722      6,711
                                                             ------------------------------
     Total Life ..........................................     10,824     10,099      9,372
   Annuities .............................................    309,198    211,731    188,062
                                                             ------------------------------
      Total Allianz Life premiums and deposits not assumed    320,022    221,830    197,434
                                                             ------------------------------
       Total premiums and deposits not
        retained or assumed ..............................   $757,929   $572,673   $483,508
                                                             ==============================
Retained or Assumed Premiums and Deposits(3):
  LifeUSA:
   Life:
    First year ...........................................   $  4,315   $  8,100   $  7,754
    Single and renewal ...................................     17,317     14,251     10,903
                                                             ------------------------------
     Total Life ..........................................     21,632     22,351     18,657
   Annuities .............................................    150,182    273,414    231,335
                                                             ------------------------------
      Total LifeUSA retained premiums and deposits .......    171,814    295,765    249,992

Allianz Life:
   Life:
    First year ...........................................      1,033      2,316      2,657
    Single and renewal ...................................      6,221      5,288      4,128
                                                             ------------------------------
     Total Life ..........................................      7,254      7,604      6,785
   Annuities .............................................    115,461    167,857    175,257
                                                             ------------------------------
      Total Allianz Life assumed premiums and deposits ...    122,715    175,461    182,042
                                                             ------------------------------
       Total retained or assumed premiums and deposits ...   $294,529   $471,226   $423,034
                                                             ==============================

-------------------------------
(1) Includes premiums and deposits related to all policies produced by LifeUSA agents, including policies produced by LifeUSA agents for Allianz Life.

(2) Includes premiums and deposits related to LifeUSA policies that have been ceded by LifeUSA to the Reinsurers and premiums and deposits related to policies produced by LifeUSA agents for Allianz Life that have not been assumed by LifeUSA.

(3) Includes premiums and deposits related to LifeUSA policies that have been retained by LifeUSA and premiums and deposits related to policies produced by LifeUSA agents for Allianz Life that have been assumed by LifeUSA. LifeUSA invests these premiums and deposits for the purpose of providing future benefits to its policyholders.

Reference is made to Note 2 (Reinsurance) to the December 31, 1996 consolidated financial statements for further details regarding the Company's reinsurance agreements.

     REVENUES. Total revenues were $316.9 million, $272.8 million, and $206.3 million in 1996, 1995 and 1994, respectively. The increase in total revenues of 16% in 1996 compared to 1995 was primarily due to the increase in policyholder charges and net investment income generated by the growth in life insurance and annuities in force and invested assets and the increase in commissions and expense allowances associated with the October 1, 1995 reduction in LifeUSA's net retention. The increase in total revenues of 32% in 1995 compared to 1994 was primarily due to the growth in life insurance and annuities in force and invested assets, net realized gains recorded on investment sales and the increase in commissions and expense allowances associated with the October 1, 1995 reduction in LifeUSA's net retention and the increase in collected premiums and deposits in 1995 compared to 1994.

     Policyholder charges, which represent the amounts assessed against policy account balances for the cost of insurance, policy administration and surrenders, increased 30%, or $10.9 million, in 1996 compared to 1995, and 66%, or $14.3 million, in 1995 compared to 1994, reflecting the growth in LifeUSA's net retained life insurance and annuities in force.

     Increases in net investment income of 19%, or $20.3 million, in 1996 compared to 1995, and 46%, or $34.6 million, in 1995 compared to 1994, are primarily attributable to increases in invested assets (fixed maturity investments and cash and cash equivalents) to $1.90 billion at December 31, 1996 from $1.75 billion at December 31, 1995 and $1.25 billion at December 31, 1994. The weighted average annual yield on invested assets (exclusive of realized and unrealized gains and losses) was 7.44% at December 31, 1996, compared to 7.46% at December 31, 1995 and 1994.

     In accordance with generally accepted accounting principles, net realized gains on investments had the following impact on the amortization of deferred policy acquisition costs, other benefits to policyholders, net income and earnings per share for 1996, 1995 and 1994 (dollars in millions, except per share amounts):

                                                 1996    1995    1994
                                                 --------------------
Net realized gains on investments .........      $1.8    $7.6    $1.2
Increase in:
Amortization of deferred policy acquisition
 costs ....................................        .7     2.8      .1
Other benefits to policyholders ...........        .5     2.0      .1
                                                 --------------------
Income before income taxes ................        .6     2.8     1.0
Income taxes ..............................        .2      .9      .3
                                                 --------------------
Net income ................................      $ .4    $1.9    $ .7
                                                 --------------------
Earnings per share ........................      $.02    $.08    $.03
                                                 ====================

     The total of the increases in amortization of deferred policy acquisition costs and other benefits to policyholders as a percentage of net realized gains on investments is greater in 1996 and 1995 than in 1994 due to the fact that the majority of the gains recorded in 1996 and 1995 were a result of the sale of securities which supported policyholder liabilities, while the majority of the gains recorded in 1994 were a result of the sale of securities which supported the Company's shareholders' equity.

     Net commissions and expense allowances on premiums and deposits collected on reinsured policies and service fees on business produced for Allianz Life increased 15%, or $17.9 million, in 1996 compared to 1995. The increase was due primarily to the October 1, 1995 reduction in LifeUSA's net retention. The increase in net commissions and expense allowances of 10%, or $10.9 million, in 1995 compared to 1994 was due primarily to the increase in collected premiums and deposits in 1995 and the October 1, 1995 reduction in LifeUSA's net retention.

     The following table shows the amounts of net commissions and expense allowances for 1996, 1995 and 1994 (in thousands):

                                                                  1996        1995        1994
                                                             ----------------------------------
LifeUSA:
 Life:
  First year .............................................    $ 10,263    $  9,746    $  9,183
  Single and renewal .....................................       5,246       5,039       4,694
                                                              --------------------------------
   Total Life ............................................      15,509      14,785      13,877
 Annuities ...............................................      59,003      45,776      37,995
                                                              --------------------------------
    Total LifeUSA ........................................      74,512      60,561      51,872
Allianz Life:
 Life:
  First year .............................................       3,336       4,746       5,336
  Single and renewal .....................................       2,227       1,941       1,634
                                                              --------------------------------
   Total Life ............................................       5,563       6,687       6,970
 Annuities ...............................................      58,431      53,344      51,093
                                                              --------------------------------
    Total Allianz Life ...................................      63,994      60,031      58,063
Lapse policy chargebacks .................................        (772)       (746)     (1,036)
                                                              --------------------------------
     Total commissions and expense allowance, net.........    $137,734    $119,846    $108,899
                                                              ================================

-------------------------------
The above table includes commissions and expense allowances related to LifeUSA policies that have been ceded by LifeUSA to the Reinsurers and service fees related to policies produced by LifeUSA agents for Allianz Life.

The Company pays a lapse policy chargeback to the Reinsurers when a life insurance policy that has been ceded lapses before the end of 13 months. The chargeback paid for each policy is equal to the excess of the allowances received over the premiums received.

Reference is made to Note 2 (Reinsurance) to the December 31, 1996 consolidated financial statements for further details regarding the Company's reinsurance agreements.

     EXPENSES. Total expenses were $279.8 million, $242.8 million and $183.3 million in 1996, 1995 and 1994, respectively. The increase in total expenses of 15% in 1996 compared to 1995 was primarily due to growth in life insurance and annuities in force and the increase of 32% in 1995 compared to 1994 was primarily due to growth in life insurance and annuities in force and increased production.

     Increases in interest credited to policyholder account values of 18%, or $14.9 million, in 1996 compared to 1995 and 45%, or $26.3 million, in 1995 compared to 1994 reflect the growth in LifeUSA's life insurance and annuities in force.

     The increases in other benefits to policyholders of 18%, or $2.7 million, in 1996 compared to 1995 and 119%, or $8.0 million, in 1995 compared to 1994 reflect the growth in LifeUSA's life insurance and annuities in force, the additional accrual of bonuses to be paid to policyholders (the primary component of other benefits to policyholders) that is generated by the net realized gains on investments described above and the revisions made to the estimates in the models used to accrue for bonuses to be paid to policyholders described below.

     Amortization of deferred policy acquisition costs increased 11%, or $2.4 million, in 1996 compared to 1995 and 90%, or $10.5 million, in 1995 compared to 1994 reflecting the increase in gross profits due to a growing, more mature block of in force business, the additional amortization of deferred policy acquisition costs that is generated by the net realized gains on investments described above and the revisions made to the estimates in the models used to amortize deferred policy acquisition costs described below.

     LifeUSA uses models to estimate future gross profits and allocate current gross margins in order to amortize deferred policy acquisition costs and accrue for bonuses to be paid to policyholders (the primary component of other benefits to policyholders). In accordance with Statement of Financial Accounting Standards (SFAS) No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments," LifeUSA is required to make revisions to the estimates in these models and adjust amortization accordingly. During 1996, 1995 and 1994, revisions were made to the estimates in the models used to amortize deferred policy acquisition costs and accrue for bonuses to be paid to policyholders. The cumulative effect of these revisions increased pretax income by $2.7 million in 1996, decreased pretax income by $200,000 in 1995 and increased pretax income by $1.4 million in 1994.

     The following table shows comparative rates for lapses, surrenders and annuitizations for 1996, 1995 and 1994:

                                                                   1996       1995      1994
                                                                 ---------------------------
Annualized first year lapse rate for life insurance policies
 (excluding single premium) .................................       20.7%     21.1%     20.6%
Cumulative annualized first year surrender rate for annuities        1.1       1.1       1.1
Cumulative annualized first year annuitization rate for
 annuities ..................................................        5.9       6.0       6.2

     The impact on estimated gross profits of actual policy experience, including the rates shown above, is consistent with the assumptions in the models used by LifeUSA to compute deferred policy acquisition cost amortization. Utilizing the actual policy experience and appropriate assumptions for future periods, these models indicate that deferred policy acquisition costs are fully recoverable.

     Commissions to agents increased 12%, or $8.5 million, in 1996 compared to 1995 due to the increase in collected premiums and deposits discussed above and the October 1, 1995 reduction in LifeUSA's net retention which resulted in less commissions being deferred in 1996 than were deferred in 1995, partially offset by the decline in collected first year life premiums, which receive the highest commission rates paid by LifeUSA. Commissions to agents increased 12%, or $7.6 million, in 1995 compared to 1994 due to the increase in collected premiums and deposits discussed above and due to the October 1, 1995 reduction in LifeUSA's net retention which resulted in less commissions being deferred in 1995 than were deferred in 1994.

     Taxes, licenses and fees decreased 54%, or $4.1 million, in 1996 compared to 1995. This decrease was primarily due to the combined impact of a $1.8 million refund of state premium taxes paid in prior years that was received during 1996 and changes made in the method of accruing for premium taxes, partially offset by the slight increase in charges for state guaranty fund assessments recorded during 1996. The increase in taxes, licenses and fees of 16%, or $1.1 million in 1995 compared to 1994 is primarily due to the increase in charges related to state guaranty fund assessments recorded during 1995. The Company holds a reserve for future assessments that is based on current data from various industry sources that monitor the status of open and closed insolvencies and is adjusted as assessments are received. Charges for state guaranty fund assessments, including adjustments made to the Company's reserve for future assessments, represented $3.1 million, $3.0 million and $2.6 million of total taxes, licenses and fees recorded in 1996, 1995 and 1994, respectively.

     Operating expenses increased 30%, or $12.7 million, in 1996 compared to 1995. This increase was primarily due to the growth in LifeUSA's life insurance and annuities in force and the October 1, 1995 reduction in LifeUSA's net retention which resulted in less operating expenses being deferred in 1996 than were deferred in 1995. Operating expenses increased 17%, or $6.2 million, in 1995 compared to 1994. This increase was also primarily due to the growth in LifeUSA's life insurance and annuities in force and the October 1, 1995 reduction in LifeUSA's net retention which resulted in less operating expenses being deferred in 1995 than were deferred in 1994.

     Income taxes were $13.6 million in 1996, $10.9 million in 1995 and $8.6 million in 1994. The effective income tax rates for 1996, 1995 and 1994 were 36.7%, 36.3% and 37.2%, respectively.

     NET INCOME. Net income was $23.5 million in 1996, $19.1 million in 1995 and $14.5 million in 1994 which represents an increase in net income of 23% in 1996 compared to 1995 and 32% in 1995 compared to 1994. Earnings per share were $1.04 in 1996, $.88 in 1995 and $.71 in 1994 which represents an increase of 18% in 1996 compared to 1995 and 24% in 1995 compared to 1994. The following table shows net operating income (net income, excluding, net of related income taxes, net realized gains on investments and the corresponding increases in amortization of deferred policy acquisition costs and other benefits to policyholders and charges for state guaranty fund assessments) and earnings per share, the effect of those items considered to be non-operating and net income and earnings per share for 1996, 1995 and 1994, respectively (income in millions):


                                                  1996            1995            1994
                                             --------------------------------------------
                                              INCOME   EPS    INCOME   EPS   INCOME   EPS
                                             --------------------------------------------
Net operating income and earnings per share   $25.1  $1.11    $19.1  $.88   $15.5    $.76
Increase (decrease) net income and
 earnings per share:
Net realized gains on investments .........      .4    .02      1.9   .08      .7     .03
Change for state guaranty fund assessments     (2.0)  (.09)    (1.9) (.08)   (1.7)   (.08)
                                              -------------------------------------------
Net income and earnings per share .........   $23.5  $1.04    $19.1  $.88   $14.5    $.71
                                              ===========================================

LIQUIDITY AND CAPITAL RESOURCES

     During 1996, the Company's primary sources of cash were (i) service fees received by the Company for business produced by LifeUSA's agents for Allianz Life, (ii) management fees from LifeUSA, (iii) proceeds from the $30 million convertible subordinated debenture purchased by Allianz Life in February 1995, and (iv) interest earned on invested assets. A substantial portion of the Company's operating expenses is attributable to services provided to LifeUSA, such as employees, data processing, facilities and supplies, which are reimbursed by LifeUSA through management fees. LifeUSA is expected to have sufficient cash to provide reimbursement through 1997, based on currently anticipated life insurance and annuity sales and on the continuation of acceptable reinsurance arrangements. In addition, LifeUSA has made a formal request to the Commissioner of the State of Minnesota Department of Commerce to pay a $2.5 million cash dividend to the Company during 1997. LifeUSA's ability to pay dividends in the future is also subject to compliance with Minnesota insurance laws and regulations.

     In May 1996, the Company entered into an agreement with two of its Reinsurers which provides a long-term line of credit in the amount of $30 million. Funds drawn against the line of credit can be used to fund certain investments and acquisitions which the Company may make, capital contributions to LifeUSA or capital expenditures. As of December 31, 1996, the Company had no outstanding borrowings under this line of credit.

     The Company's cash needs consist of (i) capital contributions to LifeUSA to permit increases in sales volume and retention or assumption of new life insurance and annuity business produced by LifeUSA agents and to provide LifeUSA sufficient capital and surplus to maintain adequate capital ratios, (ii) commission advances to agents, (iii) payment of interest on the Company's convertible subordinated debentures, (iv) operating expenses, including expenses in connection with the efforts to increase the production of LifeUSA's existing agents and expand the size of LifeUSA's field force, and (v) investments in marketing organizations expected to increase premium production volume for LifeUSA. Management believes that the combination of (i) the anticipated increase in cash flow during 1997 and the anticipated reduction in capital requirements for new business retained or assumed by LifeUSA associated with the October 1, 1995 reduction in LifeUSA's net retention, (ii) the statutory profits generated by LifeUSA on the mature business which it has retained or assumed, (iii) the $5 million in proceeds that remained at December 31, 1996 from the $30 million convertible subordinated debenture issued to Allianz Life in February 1995, (iv) the availability of the $30 million line of credit from two of its Reinsurers, and (v) cash generated by operations, will provide sufficient capital resources to support the capital needs of LifeUSA and meet all the Company's cash needs in the ordinary course of business through 1997, based on currently anticipated life insurance and annuity sales and on the continuation of acceptable reinsurance arrangements. The Company's future investments in marketing organizations may require additional capital during 1997.

     For LifeUSA to retain or assume life insurance and annuity business, LifeUSA must maintain a sufficient level of statutory capital and surplus as established by the regulatory authorities in the jurisdictions where LifeUSA is licensed to do business. As LifeUSA retains and assumes business, it is required to expense commissions and other policy issuance costs for statutory accounting purposes and to establish statutory reserves for policy benefits, thereby creating a statutory loss and reducing statutory surplus in the first year of the policy. The anticipated profits from the retained or assumed business are realized over the remaining period that the policies are in force. As a result of the October 1, 1995 reduction in LifeUSA's net retention, the need for additional capital to cover the statutory loss from such business has been reduced.

     During 1996, LifeUSA produced a statutory net income of $13.2 million. As a result, the Company did not make significant capital contributions to LifeUSA during 1996. In addition, based on currently anticipated life insurance and annuity sales, projected statutory profits from LifeUSA's mature block of in force business and the continuation of acceptable reinsurance arrangements, the Company does not expect to contribute capital to LifeUSA through 1997 in order to maintain adequate levels of statutory capital and surplus.

     As of December 31, 1996, LifeUSA had statutory capital and surplus for regulatory purposes of $87.3 million compared to $75.7 million at December 31, 1995. Assuming continuation of the current level of retention and assumption of new business and the expected level of life insurance and annuity business produced by LifeUSA agents, LifeUSA expects to continue to satisfy statutory capital and surplus requirements for 1997 primarily through statutory profits on its mature block of retained inforce business. In the future the Company may alter the level of its retention and assumption of new business depending upon future levels of production, capital needs and availability of alternative financing.

     The Company has developed a strategy to generate additional premium production from LifeUSA's existing agents and from new production sources by making loans to or investing in marketing organizations and by recruiting new marketing organizations to sell its products. The amount of any loan or investment relates to the revenue currently generated by the marketing organization and the projected increase in business produced for LifeUSA by the marketing organization. To date, the Company has made loans to marketing organizations that account for 31% of the Company's 1996 life insurance and annuity production. The loans include incentives for achieving increased production. In addition, in August 1996, LifeUSA Marketing acquired Tax Planning Seminars, a national marketing organization that had been contracted with LifeUSA for seven years and in November 1996, acquired an equity interest in Creative Marketing International Corporation, another national marketing organization that had not been contracted previously with LifeUSA. The Company has made and expects to continue to make future investments by issuing shares of its common stock and paying cash from its available resources ($5.6 million of fixed maturity investments -- available for sale and cash and cash equivalents as of December 31, 1996 on an unconsolidated basis), cash generated from operations, cash dividends from LifeUSA and borrowings under its $30 million line of credit (no amounts outstanding at December 31, 1996). In addition, during 1996, the Company signed marketing agreements with 31 national marketing organizations to market LifeUSA life insurance and annuity products for the first time. There can be no assurances that the Company's premium volume or income will be enhanced by the loans to or investments in marketing organizations or by the contracting of new national marketing organizations.

     REGULATORY ENVIRONMENT. LifeUSA is subject to regulation in the 49 states in which it is authorized to do business. The laws of these states establish supervisory agencies with administrative powers related to granting and revoking licenses to transact business, approving the form and content of policies, reviewing the advertising and illustration of policies, licensing agents, establishing reserve requirements and regulating the type and amount of investments. Such regulations are primarily intended to protect policyholders. The Company is also regulated in several states as an insurance holding company.

     The insurance regulatory framework continues to be reviewed by various states and by the National Association of Insurance Commissioners (NAIC). Regulatory initiatives such as risk-based capital standards have been undertaken to identify inadequately capitalized companies and to reduce the risk of company insolvencies. The NAIC has established risk-based capital standards to determine the capital requirements of a life insurance company based upon the risks inherent in its operations. LifeUSA's percentage of actual total adjusted capital to authorized control level risk-based capital is well in excess of regulatory requirements. As a result of the production of statutory net income of $13.2 million during 1996, the Company did not make significant capital contributions to LifeUSA during 1996 and, based on currently anticipated life insurance and annuity sales and the continuation of reinsurance arrangements, the Company does not expect to contribute capital to LifeUSA through 1997 in order to maintain an acceptable risk-based capital ratio.

     The NAIC has also considered changes in the model laws for nonforfeiture values of life insurance and deferred annuity products. Since 1994, LifeUSA has made presentations to and had discussions with the Life/Health Actuarial Task Force of the NAIC, which is responsible for developing new model laws for nonforfeiture values. LifeUSA demonstrated that its two-tier products use longer-term, higher-yielding investments to provide higher retirement values to policyholders, while decreasing disintermediation and solvency risks to LifeUSA. Although it is possible that the NAIC may adopt new model laws addressing nonforfeiture values in the future, such adoption is not currently anticipated to have a significant impact on LifeUSA.

     NAIC committees are also considering a new annuity illustration model regulation, a new approach to statutory valuation of liabilities (reserves) and regulations for equity-indexed products. The Company is monitoring these developments and no significant impact is anticipated at this time.

     In December 1995, the NAIC passed a model regulation for disclosure in life insurance policy illustrations. A number of states either have adopted the model regulation by its January 1, 1997 effective date or are in the process of adopting the model regulation. LifeUSA has already completed the certification process required by the model regulation. This regulation has not had and is not anticipated to have a significant impact on LifeUSA.

     Insurance laws also require LifeUSA to file detailed periodic reports with the regulatory agencies in each of the states in which it writes business, and these agencies may examine LifeUSA's business and accounts at any time. Under NAIC rules, one or more of the regulatory agencies will periodically examine LifeUSA, normally at three-year intervals, on behalf of the states in which LifeUSA is licensed. During 1996, the Minnesota Department of Commerce conducted a triennial examination of LifeUSA for the three years ended December 31, 1995. The Company expects to receive the final examination report in the near future and has not been made aware of any issues or recommendations that will be material individually or in the aggregate.

     In April 1996, the B++ (Very Good) rating initially assigned LifeUSA in June 1994 was reaffirmed by the A.M. Best Company. The A. M. Best Company assigns the B++ rating to companies which, in its opinion, have achieved very good overall performance when compared to the standards established by the A. M. Best Company. B++ companies have a good ability to meet their obligations to policyholders over a long period of time.

     In December 1996, Standard & Poor's assigned LifeUSA an initial claims-paying ability rating of BBB+ (Adequate). Standard & Poor's assigns the BBB+ rating to insurers which, in its opinion, offer adequate financial security, but capacity to meet policyholder obligations is susceptible to adverse economic and underwriting conditions.

     INVESTMENTS. As of December 31, 1996, the Company had cash, cash equivalents and fixed maturity investments on a consolidated basis totaling $1.90 billion, including $7.6 million in restricted deposits with state insurance authorities regulating LifeUSA. The following table summarizes the book, carrying and market values of each investment category held at December 31 (dollars in thousands):

                                              BOOK         % OF        CARRYING       % OF       MARKET        % OF
1996                                         VALUE         TOTAL        VALUE        TOTAL        VALUE       TOTAL
-------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents ............   $   20,989        1.11%   $   20,989        1.10%   $   20,989        1.10%
Government Treasury and Agency
 notes and bonds .....................       98,982        5.24       100,909        5.30       104,537        5.46
Mortgage pass-throughs ...............       46,085        2.44        46,804        2.46        46,836        2.45
Agency Collateralized Mortgage
 Obligations:
  CMO -- Sequential pay ..............        6,260         .33         6,260         .33         6,284         .33
  CMO -- Planned amortization class ..      615,995       32.63       615,556       32.36       616,286       32.22
  CMO -- Accretion directed class ....       23,484        1.24        23,484        1.23        23,672        1.24
  CMO -- Targeted amortization class .       11,970         .63        11,970         .63        12,675         .66
Investment grade corporate securities:
  AAA+ to AAA- .......................       36,749        1.95        36,900        1.94        37,930        1.98
  AA+ to AA- .........................      153,408        8.12       153,276        8.06       154,056        8.05
  A+ to A- ...........................      485,766       25.72       491,040       25.81       493,102       25.78
  BBB+ to BBB- .......................      388,898       20.59       395,277       20.78       396,662       20.73
Non-investment grade corporate
 securities ..........................           --          --            --          --            --          --
                                         --------------------------------------------------------------------------
Total ................................   $1,888,586      100.00%   $1,902,465      100.00%   $1,913,029      100.00%
                                         ==========================================================================

                                              BOOK         % OF        CARRYING       % OF       MARKET        % OF
1995                                         VALUE         TOTAL        VALUE        TOTAL       VALUE        TOTAL
-------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents ............   $   33,222        1.95%   $   33,222        1.89%   $   33,222        1.85%
Government Treasury and Agency
 notes and bonds .....................       96,435        5.66       101,895        5.81       107,660        5.99
Mortgage pass-throughs ...............       32,104        1.88        33,347        1.90        33,667        1.87
Agency Collateralized Mortgage
 Obligations:
  CMO -- Sequential pay ..............        5,445         .32         5,445         .31         5,507         .31
  CMO -- Planned amortization class ..      616,271       36.17       620,785       35.39       638,969       35.53
  CMO -- Accretion directed class ....       23,426        1.38        23,426        1.34        24,524        1.36
  CMO -- Targeted amortization class .       11,862         .70        11,862         .68        13,228         .74
Investment grade corporate securities:
  AAA+ to AAA- .......................       43,650        2.56        44,015        2.51        46,694        2.60
  AA+ to AA- .........................      123,941        7.28       129,105        7.36       132,157        7.35
  A+ to A- ...........................      325,710       19.12       339,005       19.33       346,502       19.26
  BBB+ to BBB- .......................      391,379       22.98       411,980       23.48       416,454       23.14
Non-investment grade corporate
 securities ..........................           --          --            --          --            --          --
                                         --------------------------------------------------------------------------
Total ................................   $1,703,445      100.00%   $1,754,087      100.00%    1,798,584      100.00%
                                         ==========================================================================

     As part of its asset and liability management practices, LifeUSA manages investments and credited interest rates to produce a net investment spread consistent with priced-for expectations. As of December 31, 1996, the weighted average credited interest rate for deferred annuities and life insurance policies was 4.74% and the weighted average yield on the assets backing liabilities was 7.48%. As of December 31, 1995, this weighted average credited interest rate was 5.14% and the weighted average yield on the assets backing liabilities was 7.52%. Investment income from the assets backing liabilities exceeded interest credited to policyholders by $24.2 million during 1996. The investment portfolio is managed primarily by allocating new cash flows into investments which have yield, maturity and other characteristics suitable for LifeUSA's expected policyholder liabilities. Consistent with LifeUSA's asset and liability management practices, as of December 31, 1996, the modified duration of LifeUSA's fixed income securities was 6.01 years, compared to 6.26 years as of December 31, 1995.

     The percentage of the total market value of the Company's portfolio that was comprised of investment grade corporate obligations was 57% at December 31, 1996. With each corporate security acquisition, LifeUSA's external managers perform a comprehensive analysis of the credit implications and outlook of the issuing corporation and industry. Ongoing procedures for monitoring and assessing any potential deterioration or downgrade in credit quality are also in place. The Company's guidelines for the acquisition of corporate securities does not allow the purchase of securities that are rated below investment grade by Moody's Investors Service and Standard & Poor's Corporation.

     The remainder of the Company's portfolio is comprised of government and government agency obligations. Government and government agency obligations are predominantly held in the form of Planned Amortization Class (PAC) CMOs, the most conservative type of CMO issued. These CMOs are specifically structured to provide the highest degree of protection against swings in repayments caused primarily by changes in interest rates and have virtually no risk of default. These securities are well-suited to fund the payment of the liabilities they support.

     Currently, the decision of the asset type in which to invest is dictated by market conditions and relative values within the respective markets at the time of purchase. Management believes that these asset types will allow the Company to maintain high quality, consistent yields and proper maturities for the overall portfolio.

     As of December 31, 1996, the Company held 46%, or $878 million of the total market value of its long term securities as available for sale. The Company believes that this percentage is a prudent level that will allow enough liquidity to meet any adverse cash flow experience. The Company continues to classify a significant portion of its investment securities as held to maturity based on its intent to hold such securities to maturity. A key feature of LifeUSA's products is the provision of bonuses to encourage policyholders to withdraw their funds over settlement periods lasting at least five years. Policyholders taking cash settlements do not receive the bonuses. This feature allows the Company to hold a significant amount of assets to maturity. Insurance regulations require LifeUSA to perform an asset adequacy analysis each year to determine if the assets are sufficient to fund future obligations. The Company's asset adequacy analysis indicates that the assets are sufficient to fund future obligations. The Company continually monitors and modifies the allocation of new assets between held to maturity and available for sale as deemed prudent based on the continuing analysis of cash flow projections and liquidity needs.

     At December 31, 1996, the Company's shareholders' equity and book value per share were $172.6 million and $8.23, respectively, compared to $156.9 million and $7.72, respectively, at December 31, 1995. Excluding the effect of the net unrealized gain on fixed maturity investments -- available for sale reported as a separate component of shareholders' equity in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company's shareholders' equity and book value per share were $169.3 million and $8.07, respectively, at December 31, 1996, compared to $144.2 million and $7.09, respectively, at December 31, 1995.

         Statements other than historical information contained in this Report are considered forward-looking and involve a number of risks and uncertainties. In addition to the factors discussed in this Report, there are other factors that could cause actual results to differ materially from expected results including, but not limited to, development and acceptance of new products, impact of changes in federal and state regulation, dependence upon key personnel, changes in interest rates generally and credited rates on the new business retained or assumed by LifeUSA, the level of premium production, competition and other risks described from time to time in the Company's Securities and Exchange Commission filings, including but not limited to the Form 10-K, copies of which are available from the Company without charge.

LIFE USA HOLDING, INC.

CONSOLIDATED BALANCE SHEET
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                DECEMBER 31,   DECEMBER 31,
                                                                                    1996           1995
                                                                                --------------------------
                             ASSETS
Investments:
  Fixed maturity investments (Note 3): Available for sale, at fair value
    (amortized cost:
     $864,400 at
     December 31, 1996 and $761,553 at December 31, 1995) ...................   $   878,279    $   812,195
    Held to maturity, at amortized cost (fair value:
     $1,013,761 at
     December 31, 1996 and $953,167 at December 31, 1995) ...................     1,003,197        908,670
  Policy loans ..............................................................        23,908         19,789
                                                                                --------------------------
      Total investments .....................................................     1,905,384      1,740,654
Cash and cash equivalents ...................................................        20,989         33,222
Accrued investment income ...................................................        27,834         23,510
Future policy benefits recoverable and amounts due
 from reinsurers (Note 2) ...................................................     2,179,999      1,862,311
Deferred policy acquisition costs ...........................................       212,138        175,296
Other assets ................................................................        40,379         32,546
                                                                                --------------------------
                                                                                $ 4,386,723    $ 3,867,539
                                                                                ==========================
              LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
  Future policy benefits ....................................................   $ 4,078,621    $ 3,566,012
  Other policyholders' funds ................................................         5,381          4,453
  Amounts due reinsurers (Note 2) ...........................................        23,605         27,303
  Accrued commissions to agents .............................................        10,243         11,364
  Taxes, licenses and fees payable ..........................................        17,868         18,913
  Accounts payable ..........................................................         6,967          4,771
  Convertible subordinated debentures (Note 5) ..............................        36,030         36,030
  Deferred income taxes .....................................................        12,924         19,640
  Other liabilities .........................................................        22,469         22,157
                                                                                --------------------------
   Total liabilities ........................................................     4,214,108      3,710,643
Commitments and contingencies (Notes 2 and 4)
Shareholders' equity (Notes 7 and 11):
  Preferred stock, $.01 par value; 15,000,000 shares
   authorized, none issued ..................................................            --             --
  Common stock, $.01 par value; 45,000,000 shares authorized,
   20,953,517 shares issued and outstanding (20,279,343 shares
   at December 31, 1995) ....................................................           210            203
  Common stock to be issued, 21,384 shares (45,404 shares at
   December 31, l995) .......................................................           357            382
  Additional paid-in capital ................................................        86,474         80,931
  Notes receivable from stock sales .........................................        (3,888)            --
  Net unrealized gain on fixed maturity investments --
   available for sale (Note 3) ..............................................         3,335         12,707
  Retained earnings .........................................................        86,127         62,673
                                                                                --------------------------
   Total shareholders' equity ...............................................       172,615        156,896
                                                                                --------------------------
                                                                                $ 4,386,723    $ 3,867,539
                                                                                ==========================

                             SEE ACCOMPANYING NOTES.

LIFE USA HOLDING, INC.

CONSOLIDATED STATEMENT OF INCOME
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                     YEAR ENDED DECEMBER 31,
                                                           ---------------------------------------
                                                                1996          1995          1994
                                                           ---------------------------------------
Revenues:

  Policyholder charges ..................................  $    46,842   $    35,983   $    21,659

  Net investment income (Note 3) ........................      129,412       109,092        74,510

  Net realized gains on investments (Note 3) ............        1,791         7,634         1,183

  Commissions and expense allowances, net (Note 2) ......      137,734       119,846       108,899

  Other .................................................        1,119           226            62
                                                           ---------------------------------------
   Total revenues .......................................      316,898       272,781       206,313

Expenses:

  Interest credited to policyholder account
   values ...............................................       99,517        84,665        58,405

  Other benefits to policyholders .......................       17,414        14,698         6,706

  Amortization of deferred policy acquisition
   costs ................................................       24,495        22,096        11,643

  Commissions ...........................................       80,093        71,575        63,988

  Taxes, licenses and fees ..............................        3,596         7,734         6,678

  Operating expenses ....................................       54,718        42,052        35,861
                                                           ---------------------------------------
   Total expenses .......................................      279,833       242,820       183,281
                                                           ---------------------------------------
Income before income taxes ..............................       37,065        29,961        23,032

Income taxes (Note 8) ...................................       13,611        10,864         8,563
                                                           ---------------------------------------
Net income ..............................................  $    23,454   $    19,097   $    14,469
                                                           =======================================
Income per common and common equivalent share:

  Primary ...............................................  $      1.04   $       .88   $       .71
                                                           =======================================
  Fully diluted .........................................  $      1.04   $       .88   $       .71
                                                           =======================================
Number of shares used in per share calculation:

  Primary ...............................................   23,350,431    22,521,604    20,409,047

  Fully diluted .........................................   23,402,846    22,527,463    20,424,921

                             SEE ACCOMPANYING NOTES.

LIFE USA HOLDING, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS
(DOLLARS IN THOUSANDS)

                                                                    YEAR ENDED DECEMBER 31,
                                                            ------------------------------------
                                                               1996          1995          1994
                                                            ------------------------------------
Cash flows from operating activities:
  Net income ............................................   $  23,454    $  19,097    $  14,469
  Adjustments to reconcile net income to net cash
   used in operating activities:
    Accretion of discount on investments, net ...........      (2,441)      (4,344)      (4,439)
    Net realized gains on investments ...................      (1,791)      (7,634)      (1,183)
    Policy acquisition costs deferred ...................     (38,992)     (65,460)     (60,664)
    Amortization of deferred policy acquisition costs ...      24,495       22,096       11,643
    Convertible subordinated debentures (Note 5) ........          --          (11)        (310)
    Deferred income tax (benefit) provision .............      (1,669)       2,180        4,032
    Changes in operating assets and liabilities (Note 10)     (13,347)      (7,594)     (10,864)
    Stock compensation (Note 7) .........................       1,436          831          943
                                                            -----------------------------------
Net cash used in operating activities ...................      (8,855)     (40,839)     (46,373)
Cash flows from investing activities:
  Fixed maturity investments-available for sale:
    Purchases ...........................................    (152,389)    (397,171)    (320,904)
    Proceeds from sales .................................      42,542      382,606       63,646
    Proceeds from maturities and principal payments on
     mortgage-backed securities .........................       9,081        4,984        5,319
    Transfer from fixed maturity investments-held to
     maturity ...........................................          --     (339,470)          --
  Fixed maturity investments-held to maturity:
    Purchases ...........................................    (102,603)    (442,085)    (116,233)
    Proceeds from maturities and principal payments on
     mortgage-backed securities .........................      10,227        9,532       11,488
    Transfer to fixed maturity investments-available for
     sale ...............................................          --      339,470           --
    Investments in and loans to field marketing
     organizations ......................................     (10,469)          --           --
  Acquisition of Fidelity Union Life Insurance Company ..          --           --       (1,100)
                                                            -----------------------------------
Net cash used in investing activities ...................    (203,611)    (442,134)    (357,784)
Cash flows from financing activities:
  Receipts from universal life and investment products ..     294,529      471,226      432,034
  Withdrawals on universal life and investment products .    (208,523)    (140,462)     (80,401)
  Interest credited to policyholders ....................      99,517       84,665       58,405
  Proceeds from exercise of stock options and warrants ..         226          195          937
  Proceeds from convertible subordinated debenture
   issuance .............................................          --       30,000           --
  Other financing activities ............................      14,484       12,851        4,709
                                                            -----------------------------------
Net cash provided by financing activities ...............     200,233      458,475      415,684
                                                            -----------------------------------
Net (decrease) increase in cash and cash equivalents ....     (12,233)     (24,498)      11,527
Cash and cash equivalents at beginning of the year ......      33,222       57,720       46,193
                                                            -----------------------------------
Cash and cash equivalents at end of the year ............   $  20,989    $  33,222    $  57,720
                                                            ===================================
Cash paid during the year for interest ..................   $   1,984    $   1,223    $     473
                                                            ===================================
Cash paid during the year for income taxes ..............   $  16,263    $   8,000    $   6,634
                                                            ===================================

                             SEE ACCOMPANYING NOTES.

LIFE USA HOLDING, INC.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
(DOLLARS IN THOUSANDS)


                                                                     NUMBER
                                                                   OF COMMON    COMMON
                                                                  STOCK SHARES   STOCK
                                                                  ---------------------
Balance at December 31, 1993 ...................................  19,978,118      $200

Cumulative effect of change in accounting principle.............

Issuance of common shares to Employee Savings Plan .............      81,734         1

Issuance of shares through conversion of convertible
 subordinated debentures .......................................      17,019         0

Issuance of shares through exercise of options .................      74,581         1

Issuance of shares through exercise of warrants ................      16,134         0

Conversion repurchase ..........................................       1,794         0

Common stock to be issued-shares, net of
 191,262 shares issued .........................................      10,237

Change in net unrealized gain (loss) on fixed maturity
 investments -- available for sale..............................

Net income......................................................
                                                                  --------------------
Balance at December 31, 1994 ...................................  20,179,617       202

Issuance of common shares to Employee Savings Plan .............      95,028         1

Issuance of shares through conversion of convertible
 subordinated debentures .......................................         571         0

Issuance of shares through exercise of options .................      26,627         0

Common stock to be issued-shares, net of 122,226 shares issued .      22,904

Change in net unrealized gain (loss) on fixed maturity
 investments -- available for sale..............................

Net income......................................................
                                                                  --------------------
Balance at December 31, 1995 ...................................  20,324,747       203

Issuance of common shares to Employee Savings Plan .............     167,457         2

Issuance of shares through field marketing organization loan
 program .......................................................     478,262         5

Issuance of shares through exercise of options .................      28,455         0

Common stock to be issued-shares, net of 674,174 shares issued .     (24,020)

Change in net unrealized gain on fixed maturity
 investments -- available for sale..............................

Net income......................................................
                                                                  --------------------
Balance at December 31, 1996 ...................................  20,974,901      $210
                                                                  ====================

                            SEE ACCOMPANYING NOTES.

(WIDE TABLE CONTINUED)

                                               NET UNREALIZED
                                 NOTES         GAIN (LOSS) ON
   COMMON      ADDITIONAL     RECEIVABLE       FIXED MATURITY                      TOTAL
  STOCK TO       PAID-IN         FROM           INVESTMENTS-      RETAINED     SHAREHOLDERS'
 BE ISSUED       CAPITAL      STOCK SALES    AVAILABLE FOR SALE   EARNINGS        EQUITY
-----------------------------------------------------------------------------------------
$  192           $77,705                                           $29,107       $107,204

                                                  $    831                            831

  (943)              942                                                               --

                     308                                                              308

                     839                                                              840

                      97                                                               97

                       4                                                                4

   914                                                                                914

                                                   (17,751)                       (17,751)

                                                                    14,469         14,469
-----------------------------------------------------------------------------------------
   163            79,895                           (16,920)         43,576        106,916

  (831)              830                                                               --

                      11                                                               11

                     195                                                              195

 1,050                                                                              1,050

                                                    29,627                         29,627

                                                                    19,097         19,097
-----------------------------------------------------------------------------------------
   382            80,931                            12,707          62,673        156,896

(1,436)            1,434                                                               --

                   3,883        $(3,888)                                               --

                     226                                                              226

 1,411                                                                              1,411

                                                    (9,372)                        (9,372)

                                                                    23,454         23,454
-----------------------------------------------------------------------------------------
$  357           $86,474        $(3,888)          $  3,335         $86,127       $172,615
=========================================================================================

                             SEE ACCOMPANYING NOTES.

LIFE USA HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1996, 1995 AND 1994

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION

     Life USA Holding, Inc. (the Company) was incorporated on February 26, 1987 in the State of Minnesota for the purpose of acquiring, managing and funding the operations of a life insurance company. During 1987, the Company acquired Financial Assurance, Incorporated (FAI), a Colorado domiciled stock life insurance company, authorized to issue life insurance products in 40 states and the District of Columbia. After the acquisition, the Company changed the name of FAI to LifeUSA Insurance Company, which conducts its life insurance business under the registered trade name of "LifeUSA."

     During 1994, the Company acquired Fidelity Union Life Insurance Company (FULICO), a Minnesota domiciled shell life insurance company authorized to issue life insurance products in 49 states (excluding only New York) and the District of Columbia, and subsequently merged LifeUSA and FULICO into a single company. The surviving company retained the LifeUSA name and is domiciled in Minnesota, where the Company is headquartered.

     LifeUSA sells a variety of innovative life insurance and annuity products which offer long-term retirement benefits to consumers who seek protection against outliving their financial resources. These products are sold by a national marketing and distribution system comprised of independent agents and home office staff.

     During 1996, the Company formed two additional wholly-owned subsidiaries, LifeUSA Securities, Inc. (LifeUSA Securities) and LifeUSA Marketing, Inc. (LifeUSA Marketing). LifeUSA Securities has received approval from the National Association of Securities Dealers, Inc. as a wholesale broker-dealer, will initially market a family of LifeUSA mutual funds established through a joint-venture agreement with a $16 billion asset management firm and is exploring distribution of variable life insurance and annuity contracts. LifeUSA Marketing conducts a variety of marketing activities for the Company, including the acquisition of and investment in national field marketing organizations. During 1996, LifeUSA Marketing acquired Tax Planning Seminars and a minority equity interest in Creative Marketing International Corporation, both national field marketing organizations.

     The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, LifeUSA, LifeUSA Securities and LifeUSA Marketing. All intercompany accounts and transactions have been eliminated in consolidation.

     INVESTMENTS

     Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The adoption of SFAS No. 115 increased the carrying value of available for sale investments by $1.8 million. This amount was offset by a reduction in deferred policy acquisition costs of $.4 million and the recording of a $.6 million deferred tax liability, resulting in a net unrealized gain of $.8 million which was recorded as a separate component of shareholders' equity.

     The Company classifies investments at the time of purchase as held to maturity or available for sale. Investments which the Company has the ability and positive intent to hold to maturity are so classified and carried at amortized cost. All other investments are classified as available for sale and carried at fair value, with unrealized gains and losses reported as a separate component of shareholders' equity.

     The Company anticipates prepayments in the accounting for discounts and premiums related to its Collateralized Mortgage Obligation (CMO) investments. As differences arise between actual and anticipated prepayments, the effective yield of CMOs is recalculated to reflect actual prepayments to date and anticipated future prepayments. The net investment in the CMOs is then adjusted to the amount that would have existed had the new effective yield been applied since the acquisition of the CMOs.

     Realized gains and losses on sales of available for sale investments are recorded as revenue using the specific identification method. In addition, the amortization of deferred policy acquisition costs and other benefits to policyholders are adjusted for gains and losses realized on sales of available for sale investments which support policyholder liabilities. Changes in the fair value of available for sale investments are reflected directly in shareholders' equity, net of related adjustments for deferred policy acquisition costs and deferred taxes and related valuation allowances that would have been recorded if these investments would have been sold as of the balance sheet date.

     Investments that are determined to have a decline in value that is other than temporary are written down to estimated fair value. This value becomes the investment's new cost basis and the amount of the write down is recorded as a realized loss.

     CASH AND CASH EQUIVALENTS

     The Company considers investments with a maturity at the date of their acquisition of three months or less to be cash equivalents. The carrying amounts reported in the balance sheet for these financial instruments are based on cost and approximate fair value.

     ACCOUNTING FOR CEDED COMMISSIONS AND EXPENSE ALLOWANCES

     Commissions and expense allowances, and the expenses associated with these revenues, are recognized in the period in which life insurance premiums and annuity deposits are ceded. The net cost of reinsurance for life insurance policies is realized ratably over the life of the affected business in relation to gross profits.

     ACCOUNTING FOR LIFE INSURANCE POLICIES AND ANNUITY CONTRACTS

     Revenues from universal life insurance, single premium life insurance and annuities represent amounts assessed against policyholders and are reported in the period that the amounts are assessed. The liability for future policy benefits for universal life insurance, single premium life insurance and annuities is equal to the sum of the balance that accrues to the benefit of policyholders, any amounts that have been assessed to compensate the insurer for services to be performed over future periods, an accrual for future retirement bonuses and any amounts previously assessed against policyholders that are refundable on termination of the contract. The liability for contracts in a payout status is based on the 1983 Individual Annuity Table at interest rates ranging from 5.5% to 8.5%.

     The Company reports assets and liabilities related to ceded life insurance and annuity contracts on a gross basis. Specifically, account values ceded to reinsurers are reflected as a receivable and the liability for future policy benefits is recorded on a gross basis.

     For business written directly, LifeUSA defers the cost of acquiring new business, principally sales compensation, policy issue costs, underwriting and other related sales expenses. LifeUSA defers the same proportion of costs of acquiring new business as the proportion of business retained. For business produced by LifeUSA's agents for Allianz Life Insurance Company of North America (Allianz Life) and assumed by LifeUSA, the amount of the allowance paid by LifeUSA to Allianz Life as the cost of acquiring new business is deferred. These deferred costs are amortized over the lives of the policies in proportion to the estimated gross profits expected to be realized on the policies.

     ACCOUNTING FOR STOCK-BASED COMPENSATION PLANS

     In accordance with the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," the Company applies Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" and related Interpretations in accounting for its stock option plans. Note 7 to the Consolidated Financial Statements contains a summary of the pro forma effects to reported net income and earnings per share for 1996 and 1995 as if the Company had elected to recognize compensation cost based on the fair value of the options granted as prescribed by SFAS No. 123.

     STATE GUARANTY FUND ASSESSMENTS

     The Company uses the accrual basis of accounting to record its liability for state guaranty fund assessments. The liability recorded includes a provision for anticipated assessments that is calculated using data available from various industry sources that monitor the current status of open and closed insolvencies and report the premium base utilized by each state in calculating amounts assessed to individual insurers. Although additional provisions may be required, the Company is currently unaware of any significant pending assessments requiring accrual.

     The Company has also established an asset for assessments expected to be recovered through future premium tax offsets. Although changing legislative initiatives may affect the right to offset, the Company is currently unaware of any such initiatives affecting the recoverability of the asset recorded at December 31, 1996.

     In December 1996, the American Institute of Certified Public Accountants released an exposure draft of a proposed Statement of Position (SOP) titled "Accounting by Insurance and Other Enterprises for Guaranty-Fund and Certain Other Insurance-Related Assessments," for the purpose of soliciting comments on all matters addressed by the proposed SOP. Because the proposed SOP may be changed significantly prior to its issuance as a final document, the Company has not determined the impact of the proposed SOP on its financial position or operating results.

     INCOME PER SHARE

     Primary income per share is computed based on the weighted average number of shares outstanding, assuming conversion of all stock options and warrants having exercise prices less than the average market price of the common stock using the treasury stock method. The dilutive effect of debentures considered to be common stock equivalents is included in the primary earnings per share calculation using the if-converted method. Fully diluted income per share is computed based on the weighted average number of shares outstanding assuming conversion of all stock options and warrants having exercise prices less than the greater of the average or the year-end market price of the common stock using the treasury stock method. The dilutive effect of all debentures is included in the fully diluted earnings per share calculation using the if-converted method.

     INCOME TAXES

     Deferred tax assets and liabilities are determined based on differences between the financial reporting basis and the tax basis of the Company's assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

     USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     NEW FINANCIAL ACCOUNTING STANDARDS

     In June 1996, the Financial Accounting Standards Board (FASB) issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and is to be applied prospectively. Retroactive application of SFAS No. 125 is not permitted. The Company is in the process of evaluating whether SFAS 125 applies to annuity business written directly by LifeUSA that is ceded under the terms of reinsurance agreements and therefore has not been able to determine the impact of adoption on its financial position or operating results. If found to be applicable, SFAS No. 125 will be adopted by the Company in the first quarter of 1997.

     RECLASSIFICATIONS

     Certain 1995 and 1994 amounts have been reclassified to conform to the 1996 presentation.

2. REINSURANCE

     Since its inception in 1987, LifeUSA has entered into various agreements to reinsure a substantial portion of the new life insurance and annuity business written each year. Entering into these reinsurance agreements has allowed LifeUSA to write a larger volume of business than it would otherwise have been able to write due to regulatory restrictions based on the amount of its statutory capital and surplus.

     In addition, under the terms of agreements between the Company and Allianz Life, LifeUSA agents have produced life insurance and annuity business on Allianz Life policies which are similar to LifeUSA policies. LifeUSA has assumed a portion of this business under reinsurance agreements.

     The Company receives commissions and expense allowances on the portions of the LifeUSA life insurance and annuity products reinsured and service fees on business produced by LifeUSA's agents and written by Allianz Life. The commissions and expense allowances and service fees received on life insurance policies are approximately 150% of the first-year planned target premium and range from 12-1/2 % to 18% of renewal and first-year excess premiums. The Company also receives commissions and expense allowances and service fees ranging from 6-1/2 % to 22% on annuity deposits. An additional allowance equal to .20% of the account value of all annuities issued after April 1, 1991 is received as of the beginning of policy years two through ten.

     REINSURANCE CEDED

     LifeUSA ceded from 95% to 100% of its new life insurance and annuity business to Transamerica Occidental Life Insurance Company (TOLIC) from 1987 through March 31, 1991, and from April 1, 1991 through December 31, 1992, ceded 100% of its new business equally to the following three reinsurers (the Reinsurers):

     * Employers Reassurance Corporation, a subsidiary of Employers Reinsurance Corporation, a member of the General Electric Company group;

     * Munich American Reassurance Company, a subsidiary of Munich Reinsurance Company, one of the largest German insurance companies; and

     * Republic-Vanguard Life Insurance Company, a member of the Winterthur Swiss Insurance Group, one of the largest Swiss insurance companies.

     From 1990 through 1992, TOLIC and the Reinsurers retroceded 25% to 30% of this business back to LifeUSA. Effective December 31, 1992, the retrocession agreement with the Reinsurers was terminated with respect to new business written by LifeUSA after that date. From 1993 through 1996, LifeUSA retained a portion of its new business and ceded the remainder equally to the Reinsurers. Effective January 1, 1996, Munich American Reassurance Company reduced its share of the new business ceded by LifeUSA to the Reinsurers to 20%, while both Employers Reassurance Corporation and Republic-Vanguard Life Insurance Company increased their share of this business to 40%.

     During 1994, an agreement was reached with TOLIC and the Reinsurers to unwind the retrocession agreements in effect from 1990 through 1992 and record all business written under the terms of those agreements as direct reinsurance. As a result, LifeUSA has accounted for all business previously retroceded to LifeUSA from TOLIC and the Reinsurers as being retained by LifeUSA and all business ultimately assumed by TOLIC and the Reinsurers as being ceded to TOLIC and the Reinsurers by LifeUSA at issuance. This change had no impact on the Company's financial position or operating results for any period presented. All disclosures in these notes reflect the unwinding of the retrocession agreements as discussed in this paragraph.


     The following table shows the percentages of new life insurance and annuity business written by LifeUSA that have been ceded to TOLIC and the Reinsurers since inception:

                                  LIFE INSURANCE    ANNUITY
                                  --------------    -------
September 1987 - December 1988..       100%          100%
January 1989 - December 1989 ...        95           100
January 1990 - December 1990 ...        75            75
January 1991 - December 1992 ...        70            75
January 1993 - June 1993 .......        65            65
July 1993 - September 1995 .....        50            50
October 1995 - Present .........        75            75

     The reinsurance agreements require the Reinsurers' approval of policy forms and terms of LifeUSA's products reinsured by the Reinsurers. Under these agreements, $437.9 million, $350.8 million and $286.1 million of premiums and deposits were ceded to the Reinsurers and TOLIC by LifeUSA for the years ended December 31, 1996, 1995 and 1994, respectively.

     When a life insurance policy ceded to TOLIC or the Reinsurers lapses before the end of 13 months, the Company has agreed to pay a chargeback equal to the excess of the allowances received over the premiums received. As of December 31, 1996 and 1995, the reserve for lapsed policy chargebacks was $700,000 and $650,000, respectively.

     Reporting assets and liabilities related to reinsurance ceded on a gross basis reflects the possibility that reinsured risks could become a liability to the Company in the event the Reinsurers or TOLIC become unable to meet the obligations they have assumed. Any restriction, limitation or condition imposed by the Reinsurers could have a material effect on LifeUSA's ability to write new business if LifeUSA was not able to replace the current reinsurers.

     REINSURANCE ASSUMED

     All new life insurance and annuity business produced by LifeUSA's agents and written by Allianz Life from 1987 through 1994 was ceded to TOLIC. Effective January 1, 1990, LifeUSA entered into a retrocession agreement with TOLIC to assume a portion of this business. During 1994, LifeUSA terminated the retrocession agreement with TOLIC and entered into an agreement with Allianz Life to assume a portion of this business directly from Allianz Life effective January 1, 1995. Under these agreements, $122.7 million, $175.5 million and $182.0 million of premiums and deposits were assumed by LifeUSA from Allianz Life and TOLIC for the years ended December 31, 1996, 1995 and 1994, respectively.

     The following table shows the percentages of new life insurance and annuity business produced by LifeUSA's agents and written by Allianz Life that have been assumed by LifeUSA since inception:

                                        LIFE INSURANCE       ANNUITY
                                        --------------       -------
September 1987 - December 1989..             --%               --%
January 1990 - December 1990 ...             25                25
January 1991 - December 1991 ...             30                25
January 1992 - June 1993 .......             50                30
July 1993 - September 1995 .....             50                50
October 1995 - Present .........             25                25


     MAINTENANCE EXPENSES

     The Company is obligated to continue servicing the underlying life insurance and annuity policies written directly by LifeUSA or produced by LifeUSA's agents for Allianz Life. For policies issued prior to 1991, the Company believes that the present value of anticipated future expenses required to service policies that have been ceded will exceed the present value of anticipated future renewal allowances by $250,000, and has accrued a liability for that amount. This requires estimating renewal allowances and servicing costs many years into the future, and it is possible that actual future renewal allowances and servicing costs will not conform to the assumptions inherent in the current estimation of allowances and costs. Management continuously monitors actual renewal allowance and servicing cost experience as it emerges and, should material changes in the assumptions occur, the liability will be modified to the extent that the present value of future servicing costs is expected to exceed the present value of future renewal allowances.

3. INVESTMENTS

     The amortized cost and fair value of fixed maturity investments as of December 31 are as follows (in thousands):

                                                                GROSS        GROSS
                                                  AMORTIZED   UNREALIZED   UNREALIZED       FAIR
                                                     COST       GAINS        LOSSES        VALUE
                                                ---------------------------------------------------
1996:
AVAILABLE FOR SALE
  U.S. Treasury securities and obligations of
   U.S. government corporations and agencies    $   11,839      $ 1,023      $   19      $   12,843
  Foreign government obligations ............       59,096        1,432         509          60,019
  Investment grade corporate obligations ....      611,958       19,264       7,592         623,630
  Mortgage-backed securities ................      181,507        1,969       1,689         181,787
                                                ---------------------------------------------------
                                                $  864,400      $23,688      $9,809      $  878,279
                                                ===================================================
HELD TO MATURITY
  U.S. Treasury securities and obligations of
   U.S. government corporations and agencies.   $   17,409      $ 3,382      $   --      $   20,791
  Foreign government obligations ............       10,638          325          79          10,884
  Investment grade corporate obligations ....      452,863        7,768       2,511         458,120
  Mortgage-backed securities ................      522,287        8,791       7,112         523,966
                                                ---------------------------------------------------
                                                $1,003,197      $20,266      $9,702      $1,013,761
                                                ===================================================

                                                                GROSS        GROSS
                                                  AMORTIZED   UNREALIZED   UNREALIZED       FAIR
                                                     COST       GAINS        LOSSES        VALUE
                                                ---------------------------------------------------
1995:
AVAILABLE FOR SALE
  U.S. Treasury securities and obligations of
   U.S government corporations and agencies .   $ 11,518       $ 1,581        $  3       $ 13,096
  Foreign government obligations ............     58,100         3,882          --         61,982
  Investment grade corporate obligations ....    521,320        39,423          --        560,743
  Mortgage-backed securities ................    170,615         5,884         125        176,374
                                                -------------------------------------------------
                                                $761,553       $50,770        $128       $812,195
                                                =================================================
HELD TO MATURITY
  U.S. Treasury securities and obligations of
   U.S government corporations and agencies .   $ 16,148       $ 4,978        $ --       $ 21,126
  Foreign government obligations ............     10,669           787          --         11,456
  Investment grade corporate obligations ....    351,725        17,131          --        368,856
  Mortgage-backed securities ................    530,128        21,671          70        551,729
                                                -------------------------------------------------
                                                $908,670       $44,567        $ 70       $953,167
                                                =================================================

     Fair values for investments are based on quoted market prices. No holdings of any issuer are greater than 5% of the Company's total investments in fixed maturities, other than direct or guaranteed obligations of the United States government or United States government corporations and agencies. The foreign government obligations held are denominated in U.S. dollars and issued and traded in the United States.

     The amortized cost and fair value of fixed maturity investments at December 31, 1996, by contractual maturity, are as follows (in thousands):

                                             AVAILABLE FOR SALE           HELD TO MATURITY
                                         --------------------------------------------------
                                           AMORTIZED       FAIR       AMORTIZED        FAIR
                                             COST         VALUE          COST         VALUE
                                         --------------------------------------------------
Due in one year or less ..............   $    5,224    $  5,285    $       --    $       --
Due after one year through five years        11,898      11,892       157,624       156,887
Due after five years through ten years      301,185     315,358       185,171       189,984
Due after ten years ..................      364,586     363,957       138,115       142,924
                                         --------------------------------------------------
                                            682,893     696,492       480,910       489,795
Mortgage-backed securities ...........      181,507     181,787       522,287       523,966
                                         -------------------------------------------------
Total ................................   $  864,400    $878,279    $1,003,197    $1,013,761
                                         ==================================================

     Expected maturities in the foregoing table may differ from contractual maturities because borrowers may have the right to prepay obligations with or without prepayment penalties.

     During 1996, 1995 and 1994, the Company sold certain investments classified as available for sale. Proceeds from these sales were immediately reinvested in investments of a similar high grade as those investments sold. Gross gains of $1.9 million, $9.4 million and $2.0 million were realized on these sales in 1996, 1995 and 1994, respectively. Gross losses of $.1 million, $1.8 million and $.8 million were realized on these sales in 1996, 1995 and 1994, respectively. The recognition of these net realized gains resulted in an increase in the amortization of deferred policy acquisition costs and an increase in other benefits to policyholders of $1.2 million, $4.8 million and $.2 million in 1996, 1995 and 1994, respectively.

     As permitted by the special report entitled "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities -- Questions and Answers," issued by the FASB in November 1995, the Company transferred certain securities from held to maturity to available for sale on November 20, 1995. Prior to their transfer, the held to maturity securities were carried at a total amortized cost of $339.5 million. Unrealized gains of $1.1 million were recorded upon transferring these securities to available for sale, where they are carried at fair value.

     The components of net investment income are as follows (in thousands):

                                       YEAR ENDED DECEMBER 31,
                                -----------------------------------
                                   1996         1995        1994
                                -----------------------------------
Fixed maturities ............   $ 128,629    $ 106,566    $  73,458
Cash and cash equivalents....       1,403        3,090        1,544
Policy loans ................         519          356          249
Agent advances ..............          94          133           74
                                -----------------------------------
                                  130,645      110,145       75,325
Investment expenses .........      (1,233)      (1,053)        (815)
                                -----------------------------------
Net investment income .......   $ 129,412    $ 109,092    $  74,510
                                ===================================

     LifeUSA has entered into investment management agreements with Investment Advisers, Inc. (IAI) and Allianz Investment Corporation, an affiliate of Allianz Life. For their services, IAI and Allianz Investment Corporation are paid a fee based on the market value of investments at the end of each quarter. For the years ended December 31, 1996, 1995 and 1994, LifeUSA paid a total of $1.0 million, $.8 million and $.6 million, respectively, for investment management services.

     Fixed maturity investments with a total carrying value of $7.6 million are on deposit with various states in support of statutory requirements as of December 31, 1996.

     The net unrealized gain on fixed maturity investments -- available for sale included in shareholders' equity consists of the following at December 31 (in thousands):

                                                1996         1995
                                              --------------------
Gross unrealized gain on fixed maturity
 investments -- available for sale ........   $ 13,879    $ 50,642
Adjustments for:
   Deferred tax liability .................     (4,858)    (17,725)
   Deferred policy acquisition costs ......     (8,748)    (31,093)
   Deferred tax asset .....................      3,062      10,883
                                              --------------------
Net unrealized gain on fixed maturity
 investments -- available for sale ........   $  3,335    $ 12,707
                                              ====================

4. LINE OF CREDIT

     On May 17, 1996, the Company entered into a line of credit agreement with two of the Reinsurers that can be used to fund certain investments and acquisitions the Company may make, capital contributions to LifeUSA or capital expenditures. The maximum borrowing allowed under this agreement is $30 million (no amounts outstanding at December 31, 1996). Borrowings under the line of credit may be made through May 17, 1999, will mature on March 31, 2001 and will be subject to mandatory repayments from 25% of excess cash flow (as defined) for the prior calendar year on June 30, 1999 and March 31, 2000. The line of credit agreement contains various financial covenants, including maintenance of minimum levels of consolidated tangible net worth for the Company and statutory capital and surplus and risk-based capital for LifeUSA. The Company is required to pay a commitment fee of 1/4 of 1% per annum on the average daily unused portion of the credit line.

5. CONVERTIBLE SUBORDINATED DEBENTURES

     During 1995, Allianz Life purchased a 15-year, $30 million convertible subordinated debenture from the Company. The interest rate on the convertible subordinated debenture is fixed at 5% per annum for the first five years. In years 6 through 15, the debenture will be amortized in equal semi-annual payments of $1.5 million, with interest set annually at LIBOR (London Interbank Offering Rate) plus 1% per annum.

     During the first five years, Allianz Life may convert the debenture into the Company's common stock at $12.40 per share (subject to customary anti-dilution adjustments). During years 6 through 10, the conversion price is the higher of $12.40 per share (subject to customary anti-dilution adjustments) or two times the Company's GAAP (Generally Accepted Accounting Principles) book value per share, as calculated at the end of the month preceding conversion. The debenture may be redeemed by the Company at any time without penalty.

     Contemporaneous with the issuance of the debenture to Allianz Life, the Company also issued Allianz Life, for no additional consideration, a conversion protection warrant to acquire 2.4 million shares of the Company's common stock at $12.40 per share, which is only exercisable if the debenture is redeemed prior to February 17, 2000 and the average trading price for the Company's common stock has not been at least $15.625 per share for any consecutive 45 trading days. The conversion protection warrant expires on the earlier of (i) February 17, 2000, or (ii) 30 days after the Company has notified Allianz Life that the average trading price for the Company's common stock has been at least $15.625 per share for any consecutive 45 trading days.

     The agreements also grant Allianz Life preemptive rights to acquire additional shares of the Company's common stock equal to 10.5% of (i) the number of shares of the Company's common stock deemed outstanding for the purpose of computing fully diluted earnings per share under the treasury stock method of accounting as of the end of the month immediately preceding the notice of exercise of preemptive rights, less (ii) 22,857,142. The exercise price per share is equal to the lesser of (i) $12.40 or (ii) the weighted average price at which shares of the Company's common stock have been issued subsequent to February 17, 1995, subject to certain exceptions and customary anti-dilution adjustments.

     Allianz Life also has observer rights at the meetings of the Boards of Directors of the Company and LifeUSA so long as the convertible debt is held by Allianz Life or its affiliates, or 2.0 million shares of the Company's common stock are owned by Allianz Life or its affiliates. In addition, in the event that the convertible debt is converted in its entirety into the Company's common stock and so long as Allianz Life owns at least 2.0 million shares of the Company's common stock, Allianz Life will have the right to designate one director of the Company and one director of LifeUSA.

     Prior to 1993, the Company's agents and employees earned convertible subordinated debentures as compensation. At December 31, 1996, $6.0 million of these debentures are outstanding. The debentures bear an 8% fixed interest rate which is payable annually. The debentures mature on June 30, 2000 or sooner at the option of the Company or mandatorily upon the sale of the Company. Subject to certain conditions, the debentures may be converted into shares of the Company's common stock at a conversion price of $22.50 per share through June 30, 1997. This conversion price increases by $1.50 per year up to a maximum of $27.00 per share. The debentures are subordinate to all present and future indebtedness of the Company, including lease obligations. During 1995 and 1994, $11,000 and $309,000 of debentures were converted to 571 and 17,019 shares of common stock, respectively.

     The Allianz Life debenture is a common stock equivalent for the purpose of calculating the Company's primary earnings per share, while the debentures outstanding to the Company's agents and employees are not considered to be common stock equivalents.

6. LEASES

     The Company leases office space, telephone equipment and furniture under operating leases expiring in various years through February 2001, with rights to lease additional office space at specified future dates and options to renew the leases for office space for an additional eight years and ten months from the expiration date. The office lease payments are subject to adjustment for real estate taxes and maintenance expenses. Rent expense on these operating leases charged to operations was $1.5 million, $1.3 million and $1.4 million for the years ended December 31, 1996, 1995 and 1994, respectively.

     Minimum future rental payments under noncancelable operating leases having remaining terms in excess of one year as of December 31, 1996 are as follows (in thousands):

1997.....................   $1,913
1998.....................    1,938
1999.....................    2,132
2000.....................    2,132
2001.....................      356
                            ------
                            $8,471
                            ======

7. CAPITAL STRUCTURE

     PREFERRED STOCK

     The Board of Directors has the authority to designate additional classes of preferred stock and the rights and preferences of any class of preferred stock from the 15 million authorized preferred shares. The issuance of preferred stock may adversely affect various rights, including voting rights, of the common shareholders and may be used as an anti-takeover device.

     STOCK WARRANTS

     In September 1992, the Company entered into an agreement with Lions Gate Capital Ltd. (Lions Gate) whereby Lions Gate assisted the Company in investor relations matters through August 1993. As compensation for its services, Lions Gate was issued a warrant to acquire 192,000 shares of common stock. Lions Gate could elect monthly to receive all or a part of each month's compensation in cash instead of that month's portion of the warrant. The number of shares under this warrant was reduced by the amount of cash compensation Lions Gate elected to receive. Lions Gate received cash totaling $15,500 during the period covered by the agreement. As of December 31, 1996 and 1995, there were outstanding warrants originally issued to Lions Gate for 176,500 shares of common stock at an exercise price of $10.00 per share, subject to certain adjustments. These warrants expire on September 30, 1997. No further warrants are issuable to Lions Gate.

     COMMON STOCK TO BE ISSUED

     In connection with employee and Company contributions to the Life USA Holding, Inc. Employee Savings Plan (Savings Plan), 21,384 shares of common stock are to be issued at a price of $12.00 per share at December 31, 1996 and 45,404 shares of common stock were to be issued at prices of $8.00 to $9.00 per share at December 31, 1995 to employee accounts under the Savings Plan.

     NOTES RECEIVABLE FROM STOCK SALES

     During 1996, the Company issued common stock to several of its field marketing organizations (FMOs) in exchange for promissory notes in order to provide additional incentives for the FMOs to increase the life insurance and annuity business produced for LifeUSA or through LifeUSA under its joint marketing agreement with Allianz Life. The shares of common stock issued for the account of the FMO are held in the possession of the Company as security for the repayment of the promissory note. The promissory notes bear interest at the rate of 8% per annum compounded monthly and payable at maturity (the fifth anniversary of the date of the note).

     STOCK OPTION PLANS

     The Company has elected to follow APB No. 25 and related Interpretations in accounting for its stock options because, as discussed below, the alternative fair value accounting provided for under SFAS No. 123 requires the use of highly subjective option valuation models that were developed for use in valuing publicly traded stock options. Under APB No. 25, no compensation cost is recognized since the exercise price of the Company's stock options is equal to, or greater than, the market price of the underlying stock on the date of grant.

     The binomial and Black and Scholes option valuation models were developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options. To further facilitate the use of the information disclosed, a range of reasonable values also is presented with the Company's pro forma information to reflect the variability of the results of the valuation process that would arise from changes made to the assumptions.

     Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined using binomial option valuation models as if the Company had accounted for its employee stock options under the fair value method of that Statement. The assumptions used for each stock option plan are included in the discussion of that specific plan.

     In 1990, the Company established the Life USA Holding, Inc. 1990 Stock Option Plan (the 1990 Stock Option Plan). The 1990 Stock Option Plan provides for the granting of stock options to employees and consultants of the Company. An aggregate of 4 million shares of common stock is reserved for issuance upon the exercise of the options granted. The purchase price of the shares of common stock subject to options granted under the 1990 Stock Option Plan is determined by a committee of the Board of Directors and cannot be less than 100% of the fair market value on the date the option is granted for incentive stock options and cannot be less than 85% of the fair market value on the date the option is granted for non-qualified options. No options may be granted under the 1990 Stock Option Plan after September 2000. The option vesting period and exercise period are determined by the committee at the date of the grant. The vesting periods range from zero to four years. During 1996, the committee determined that the life of all outstanding employee stock options issued with a five year life would be extended to ten years and all future employee stock option grants would be issued with a life of ten years. The additional expense related to the grant extensions is disclosed separately in the 1996 pro forma disclosures.

     Based upon this information, the following assumptions were used in determining the SFAS 123 expense associated with the 1990 Stock Option Plan. The volatility used was 38.03% and 36.89% for 1996 and 1995, respectively; the risk free interest rates ranged from 5.04% to 6.38% and 5.88% to 6.05% for 1996 and 1995, respectively; and the expected option life was seven years and four years for 1996 and 1995, respectively.

     Exercise prices for options outstanding as of December 31, 1996 ranged from $6.00 to $28.00. A summary of the Company's stock option activity for the 1990 Stock Option Plan, and related information for the years ended December 31 follows (in thousands, except exercise price amounts):


                                                       1996                          1995
                                          -----------------------------------------------------------
                                                       WEIGHTED-AVERAGE              WEIGHTED-AVERAGE
                                             OPTIONS    EXERCISE PRICE    OPTIONS     EXERCISE PRICE
                                          -----------------------------------------------------------
Outstanding -- beginning of year .........    2,289        $10.26          2,103        $10.10
Granted equal to market ..................      373          8.77             67          8.88
Granted above market .....................      151         12.96            165         12.76
Exercised ................................      (29)         7.00            (27)         6.05
Canceled .................................      (64)        11.50            (19)        15.48
                                          -----------------------------------------------------------
Outstanding -- end of year ...............    2,720         10.21          2,289         10.26
                                          ===========================================================

Exercisable -- end of year ...............    1,858        $10.39          1,376        $10.27
                                          ===========================================================
Weighted-average fair value of options
 granted during the year (using SFAS
 123 assumptions) ........................                 $ 4.21                       $ 2.70
                                          ===========================================================

     The following table summarizes information concerning outstanding and exercisable options at December 31, 1996 (in thousands, except exercise price and remaining contractual life amounts):

                                            OPTIONS OUTSTANDING         OPTIONS EXERCISABLE
                                       -----------------------------------------------------------
                   WEIGHTED-AVERAGE
                      REMAINING
    RANGE OF         CONTRACTUAL                 WEIGHTED-AVERAGE              WEIGHTED-AVERAGE
EXERCISE PRICES          LIFE          NUMBER     EXERCISE PRICE     NUMBER    EXERCISE PRICES
--------------------------------------------------------------------------------------------------
 $ 6.00 -  9.00          7.2             977          $ 7.45          640           $ 6.78
 $ 9.01 - 13.50          7.6           1,519           10.93          994            11.14
 $13.51 - 20.25          7.5             180           15.70          180            15.70
 $20.26 - 28.00          6.8              44           24.52           44            24.52

     Beginning in 1992, the Company granted stock options as commission bonuses to LifeUSA's agents (Agent Option Plan) based on net earned commissions on business written. An aggregate of 4,797,843 shares of the Company's common stock is reserved for issuance upon the exercise of these options. The purchase price of shares of common stock subject to these options is the greater of $10.00 per share or 150% of the average closing bid price for the Company's common stock for the twenty days immediately preceding the end of the calendar quarter for which the stock option is granted. These options vest immediately upon issuance and expire on the December 31st in the fifth year following the date of grant.

     Based upon this information, the following assumptions were used in determining the SFAS 123 expense associated with the Agent Option Plan. The volatility used was 36.89% for 1996 and 1995; the risk free interest rates ranged from 6.10% to 6.15% and 5.95% to 6.05% for 1996 and 1995, respectively; and the expected option life was four years for 1996 and 1995.

     Exercise prices for options outstanding as of December 31, 1996 ranged from $10.00 to $27.28. A summary of the Company's stock option activity for the Agent Option Plan, and related information for the years ended December 31 follows (in thousands, except exercise price amounts):

                                                     1996                          1995
                                           --------------------------------------------------------
                                                     WEIGHTED-AVERAGE              WEIGHTED-AVERAGE
                                           OPTIONS    EXERCISE PRICE     OPTIONS    EXERCISE PRICE
                                           --------------------------------------------------------
Outstanding -- beginning of year ........    3,482       $14.93            2,406       $15.60
Granted above market ....................      664        12.79            1,088        13.48
Canceled ................................     (111)       15.88              (12)       15.88
                                           --------------------------------------------------------
Outstanding -- end of year ..............    4,035        14.56            3,482        14.93
                                           ========================================================
Exercisable -- end of year ..............    4,035       $14.56            3,482       $14.93
                                           ========================================================
Weighted-average fair value of options
 granted during the year (using SFAS
 123 assumptions) .......................                $ 2.37                        $ 1.93
                                           ========================================================

     The following table summarizes information concerning outstanding and exercisable options at December 31, 1996 (in thousands, except exercise price and remaining contractual life amounts):

                                            OPTIONS OUTSTANDING         OPTIONS EXERCISABLE
                                       -----------------------------------------------------------
                   WEIGHTED-AVERAGE
    RANGE OF          REMAINING                  WEIGHTED-AVERAGE              WEIGHTED-AVERAGE
EXERCISE PRICES    CONTRACTUAL LIFE    NUMBER     EXERCISE PRICE     NUMBER     EXERCISE PRICE
--------------------------------------------------------------------------------------------------
 $ 9.01 - 13.50          3.4           1,833          $11.56         1,833          $11.56
 $13.51 - 20.25          3.1           1,852           15.49         1,852           15.49
 $20.26 - 28.00          2.0             350           25.29           350           25.29

     During 1993, the Company established the LifeUSA Director Option Plan (Director Option Plan) which provides for the granting of stock options to members of the Company's Board of Directors who are not and have not been full-time employees of the Company or any of its subsidiaries. Each such director receives a non-qualified stock option to purchase 1,000 shares of common stock for each meeting of the Board of Directors attended. The price of the option will be equal to the fair market value of the stock on the date of the meeting. An aggregate of 100,000 shares of common stock is reserved for issuance upon the exercise of the options granted. These options vest immediately, are exercisable six months and one day after issuance, and expire on the earlier of five years from issuance or one year after the director ceases to be a member of the Board of Directors.

     Based upon this information, the following assumptions were used in determining the SFAS 123 expense associated with the Director Option Plan. The volatility used was 36.89% for 1996 and 1995; the risk free interest rates ranged from 6.03% to 6.10% and 5.88% to 5.99% for 1996 and 1995, respectively; and the expected option life was four years for 1996 and 1995.

     Exercise prices for options outstanding as of December 31, 1996 ranged from $8.25 to $19.50. A summary of the Company's stock option activity for the Director Option Plan, and related information for the years ended December 31 follows (in thousands, except exercise price amounts):

                                                      1996                         1995
                                           --------------------------------------------------------
                                                      WEIGHTED-AVERAGE             WEIGHTED-AVERAGE
                                           OPTIONS     EXERCISE PRICE    OPTIONS    EXERCISE PRICE
                                           --------------------------------------------------------
Outstanding -- beginning of year ........   45            $11.67              25       $13.88
Granted equal to market .................   20              8.78              20         8.92
                                           --------------------------------------------------------
Outstanding -- end of year ..............   65             10.78              45        11.67
                                           ========================================================
Exercisable -- end of year ..............   55            $11.12              35       $12.55
                                           ========================================================
Weighted-average fair value of options
 granted during the year (using SFAS
 123 assumptions) .......................                 $ 3.28                       $ 3.32
                                           ========================================================

     The following table summarizes information concerning outstanding and exercisable options at December 31, 1996 (in thousands, except exercise price and remaining contractual life amounts):

                                            OPTIONS OUTSTANDING         OPTIONS EXERCISABLE
                                       -----------------------------------------------------------
                   WEIGHTED-AVERAGE
    RANGE OF          REMAINING                  WEIGHTED-AVERAGE              WEIGHTED-AVERAGE
EXERCISE PRICES    CONTRACTUAL LIFE    NUMBER     EXERCISE PRICE     NUMBER     EXERCISE PRICE
--------------------------------------------------------------------------------------------------
 $ 6.00 -  9.00          3.8             30           $ 8.57           25           $ 8.59
 $ 9.01 - 13.50          3.1             25            10.23           20            10.44
 $13.51 - 20.25          1.9             10            18.81           10            18.81

     For purposes of pro forma disclosures, the estimated fair value of the options is charged to expense in the year of grant. The expense generated as a result of the grant of agent options has been reduced by the amount that would be deferred as a cost of acquiring new business. This amount has been calculated using a method consistent with that utilized by LifeUSA to defer commissions paid to agents. The Company's pro forma information follows (in thousands, except for earnings per share information):

                                                1996                                 1995
-----------------------------------------------------------------------------------------------------
                                                 RANGE OF VALUES                      RANGE OF VALUES
                                                ----------------                     ----------------
                                  SFAS 123      HIGH         LOW       SFAS 123      HIGH         LOW
                                  -------------------------------------------------------------------
Reported net income .........     $23,454      $23,454    $23,454      $19,097      $19,097   $19,097
Additional expense:
   1990 Stock Option Plan:
     Original grants ........      (1,273)      (1,626)      (444)        (362)        (512)     (154)
     Grant extensions .......      (3,628)      (5,091)      (981)          --           --        --
   Agent Option Plan ........        (998)      (1,512)      (320)        (867)      (1,393)     (225)
   Director Option Plan .....         (38)         (49)       (21)         (38)         (50)      (21)
                                  -------------------------------------------------------------------
Pro forma net income ........     $17,517      $15,176    $21,688      $17,830      $17,142   $18,697
                                  ===================================================================
Pro forma earnings per share:
   Primary ..................     $   .79      $   .69    $   .97      $   .82      $   .79   $   .86
                                  ===================================================================
   Fully diluted ............     $   .78      $   .68    $   .96      $   .82      $   .79   $   .86
                                  ===================================================================

     SAVINGS PLAN

     In 1990, the Company adopted the Savings Plan. An aggregate of 700,000 shares of common stock is reserved for issuance by the Savings Plan. All permanent employees age 18 and over are eligible to participate in the Savings Plan. Participants may contribute from 1% to 15% of their annual salary to the Savings Plan, and the Company will match these contributions at a percentage to be determined annually at the discretion of the Company. The Company may also contribute a discretionary profit sharing amount, determined annually. Contributions made to the Savings Plan by the Company are invested in common stock of the Company. During the years of 1996, 1995 and 1994, the Company matched the participants' contributions dollar-for-dollar up to 6% of their annual salaries. The Company's expense for the years ended December 31, 1996, 1995 and 1994, was $.9 million, $.7 million and $.6 million, respectively.

     DIVIDENDS

     The ability of the Company to pay dividends is limited because a majority of the Company's revenues is produced by LifeUSA, and distributions by LifeUSA to the Company are subject to approval and other limitations imposed by the

     Department of Commerce of the State of Minnesota. Although LifeUSA has made a formal request of the Department of Commerce of the State of Minnesota for approval to pay a $2.5 million dividend to the Company during 1997, the Company does not currently intend to pay dividends.

8. INCOME TAXES

     Income taxes consist of the following (in thousands):

                        YEAR ENDED DECEMBER 31,
                   --------------------------------
                      1996        1995        1994
                   --------------------------------
Current:
   Federal ......   $14,459     $ 8,312     $4,197
   State ........       821         372        334
                   --------------------------------
Total current....    15,280       8,684      4,531
Deferred ........    (1,669)      2,180      4,032
                   --------------------------------
                    $13,611     $10,864     $8,563
                   ================================

     The reconciliation between income tax expense and the amount computed by applying the statutory federal income tax rate for the years ended December 31 is as follows (in thousands):

                                                      1996                    1995                    1994
                                              ------------------------------------------------------------------
                                              PROVISION     RATE      PROVISION     RATE      PROVISION     RATE
                                              ------------------------------------------------------------------
Income taxes based on the statutory rate...    $12,973     35.0%       $10,486     35.0%       $8,061       35.0%
State income tax, net of federal benefit...        453      1.2            183       .6           231        1.0
Other .....................................        185       .5            195       .7           271        1.2
                                              ------------------------------------------------------------------
Income taxes ..............................    $13,611     36.7%       $10,864     36.3%       $8,563       37.2%
                                              ==================================================================

     The components of the deferred tax (benefit) provision for the years ended December 31 are as follows (in thousands):

                                            1996         1995         1994
                                        ------------------------------------
Deferred policy acquisition costs....   $ 3,548       $ 12,810      $ 15,453
Future policy benefits ..............    (3,840)       (10,173)      (10,373)
Deferred agent compensation .........        49           (534)         (745)
State guaranty fund assessments .....    (1,109)          (729)          211
Other ...............................      (317)           806          (514)
                                        ------------------------------------
                                        $(1,669)      $  2,180      $  4,032
                                        ====================================

     Significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):

                                              DECEMBER 31,
                                           ------------------
                                            1996        1995
                                           ------------------
Deferred tax assets:
   Future policy benefits ..............   $52,143    $48,303
   Unrealized gains/losses on
    investments ........................     3,062     10,883
   Deferred agent compensation .........     2,664      2,713
   State guaranty fund assessments .....     1,723        641
   Other ...............................     5,930      5,513
                                           ------------------
Total gross deferred tax assets ........    65,522     68,053
Deferred tax liabilities:
   Deferred policy acquisition costs....    67,536     63,988
   Unrealized gains/losses on
    investments ........................     4,858     17,725
   State guaranty fund assessments .....       878        905
   Other ...............................     5,174      5,075
                                           ------------------
Total gross deferred tax liabilities....    78,446     87,693
                                           ------------------
Net deferred tax liability .............   $12,924    $19,640
                                           ==================

     The Company began filing life-nonlife consolidated income tax returns in 1994.

     The Internal Revenue Service is currently auditing the Company's and LifeUSA's federal income tax returns for the years 1992 and 1991. The outcome of the examination is not known at this time.

9. RELATED PARTY TRANSACTIONS

     The Company incurred legal fees of $.4 million, $.4 million and $.3 million for the years ended December 31, 1996, 1995 and 1994, respectively, from the law firm of which one of its directors and one officer of the Company are members. Members of such firm beneficially owned 328,830 shares of the Company at December 31, 1996, or approximately 1.6% of the then outstanding shares.

     The Company incurred actuarial and other consulting fees of $.7 million, $.9 million and $.9 million for the years ended December 31, 1996, 1995 and 1994, respectively, from the firm of which one of its directors is a member.

     The Company incurred legal and other consulting fees of $.1 million, $.1 million, and $.2 million for the years ended December 31, 1996, 1995 and 1994, respectively, from the firm of which one of its directors is a member.

10. STATEMENT OF CASH FLOWS SUPPLEMENTAL DISCLOSURES

     Changes in operating assets and liabilities consist of (in thousands):

                                                                 YEAR ENDED DECEMBER 31,
                                                           ---------------------------------
                                                             1996          1995         1994
                                                           ---------------------------------
Increase in policy loans ................................  $ (1,553)    $ (1,666)   $ (1,520)
Increase in accrued investment income ...................    (4,324)     (14,091)     (4,221)
Increase in future policy benefits recoverable and
 amounts due from reinsurers ............................    (7,678)      (5,768)     (4,962)
Decrease (increase) in other assets .....................     2,636      (14,867)     (4,287)
Increase (decrease) in other policyholders' funds .......       928          (48)      1,608
(Decrease) increase in amounts due reinsurers ...........    (3,698)      12,242       2,669
(Decrease) increase in accrued commissions to agents ....    (1,121)       2,859         306
(Decrease) increase in taxes, licenses and fees
 payable ................................................    (1,045)      13,542       3,024
Increase (decrease) in accounts payable .................     2,196          565         (36)
Increase (decrease) in other liabilities ................       312         (362)     (3,445)
                                                           ---------------------------------
                                                           $(13,347)    $ (7,594)   $(10,864)
                                                           =================================-
Supplemental schedule of noncash financing activities:
   Issuance of stock upon conversion of
    convertible subordinated debentures .................  $     --     $     11    $    309
   Cancellation of convertible subordinated
    debentures ..........................................        --           --           1
   Issuance of stock to employees as
    compensation ........................................     1,436          831         943

11. STATUTORY CAPITAL AND SURPLUS

     LifeUSA, domiciled in Minnesota, prepares its statutory financial statements in accordance with accounting practices prescribed or permitted by the Department of Commerce of the State of Minnesota. LifeUSA does not utilize any accounting practices in the preparation of its statutory financial statements which differ from those prescribed by the Department of Commerce of the State of Minnesota.

     At December 31, 1996 and 1995, LifeUSA had statutory capital and surplus of $87.3 million and $75.7 million, respectively, as reported to regulatory authorities. During 1996 and 1995, the Company contributed to LifeUSA a total of $1.4 million and $25.4 million, respectively, to increase LifeUSA's statutory capital and surplus. LifeUSA has made a formal request to the Department of Commerce of the State of Minnesota for approval to pay a $2.5 million cash dividend to the Company during 1997. LifeUSA's ability to pay dividends in the future is also subject to compliance with Minnesota insurance laws and regulations. Statutory net income for the years ended December 31, 1996 and 1995 was $13.2 million and $.4 million, respectively, while the statutory net loss for the year ended December 31, 1994 was $12.5 million. Differences between net income and statutory results of operations arise primarily from deferred policy acquisition costs, future policy benefits, deferred income taxes, amortization of licenses and noncash transactions relating to agent advances.

12. QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                     QUARTER ENDED
                                ------------------------------------------------------
                                 MARCH 31     JUNE 30     SEPTEMBER 30     DECEMBER 31
                                ------------------------------------------------------
                                    (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
1996:
Revenues ...................     $73,554     $77,429        $84,032         $81,883
Net income .................       4,621       5,666          6,762           6,404
Income per common and common
 equivalent share:
   Primary .................         .21         .25            .30             .28
   Fully diluted ...........         .21         .25            .30             .28
1995:
Revenues ...................      59,868      70,132         64,202          78,580
Net income .................       3,706       4,959          3,823           6,609
Income per common and common
 equivalent share:
   Primary .................         .18         .23            .18             .30
   Fully diluted ...........         .18         .23            .18             .30

The results for the quarters ended December 31 were impacted by the following items (dollars in thousands, except per share amounts):


                                                          1996                         1995
                                              -------------------------------------------------------
                                                  INCREASE (DECREASE)          INCREASE (DECREASE)
                                              -------------------------------------------------------
                                                NET INCOME     PER SHARE     NET INCOME     PER SHARE
                                              -------------------------------------------------------
Net realized gains on investments .........     $    --        $  --          $ 1,870       $ .08
Charges for state guaranty fund assessments      (1,487)        (.06)          (1,415)       (.06)
Reduction of state premium tax expense ....       1,838          .08               --          --
Adjustments made to annual
 production based accruals ................        (938)        (.04)             590         .03
Revisions made to the estimates in the
 models used to amortize deferred policy
 acquisition costs and accrue for bonuses
 to be paid to policyholders ..............       1,184          .05               --          --

13. FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

     CASH AND CASH EQUIVALENTS AND POLICY LOANS

     The carrying amounts reported in the balance sheet for these financial instruments approximate fair value.

     INVESTMENT CONTRACTS

     The fair value of the Company's liabilities for deferred annuity contracts is estimated to be the cash surrender value of each contract. The cash surrender value represents the policyholder's account balance less applicable surrender charges. The fair value of liabilities for supplemental contracts without life contingencies and in-benefit annuity contracts is estimated by discounting estimated cash flows using appropriate market interest rates.

     The fair value of the Company's deferred policy acquisition costs is not required to be disclosed. However, in the event that the fair value of the liabilities for deferred annuity contracts, supplemental contracts without life contingencies and in-benefit annuity contracts were realized (i.e., the business is sold or completely ceded to a third party), the deferred policy acquisition cost asset with a carrying value of $167.9 million and $155.4 million at December 31, 1996 and 1995, respectively, would have a fair value of $0.

     CONVERTIBLE SUBORDINATED DEBENTURES

     The fair value of convertible subordinated debentures is estimated using discounted cash flow analyses, based on interest rates for similar types of financial instruments with maturities consistent with those remaining for the debentures.

     The carrying amounts and fair values of the Company's financial instruments are as follows (in thousands):

                                                  DECEMBER 31, 1996               DECEMBER 31, 1995
                                             ------------------------------------------------------------
                                             CARRYING VALUE    FAIR VALUE    CARRYING VALUE    FAIR VALUE
                                             ------------------------------------------------------------
ASSETS
Fixed maturity investments:
   Available for sale ....................     $  878,279     $  878,279       $  812,195      $  812,195
   Held to maturity ......................      1,003,197      1,013,761          908,670         953,167
Policy loans .............................         23,908         23,908           19,789          19,789
Cash and cash equivalents ................         20,989         20,989           33,222          33,222
Future policy benefits recoverable and
 amounts due from reinsurers .............      2,065,817      1,999,158        1,766,833       1,633,730
LIABILITIES
Investment contracts:
   Deferred annuities ....................     $2,884,403     $2,562,624       $2,651,463      $2,359,788
   Supplementary contracts and
    in-benefit annuities .................        954,150        984,832          716,648         749,391
Convertible subordinated debentures ......         36,030         39,633           36,030          32,813

     Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

     Fair value estimates are based on existing balance sheet financial instruments without attempting to estimate the value of estimated future business and the value of assets and liabilities that are not considered financial instruments. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Life USA Holding, Inc.

     We have audited the accompanying consolidated balance sheets of Life USA Holding, Inc. as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Life USA Holding, Inc. at December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

     In 1994, as discussed in Note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

                                    /s/ Ernst & Young LLP


Minneapolis, Minnesota
January 31, 1997

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

     The management of Life USA Holding, Inc. is responsible for the consolidated financial statements, accompanying notes and all other information presented in this Annual Report. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles appropriate in the circumstances and include amounts based on the best estimates and judgments of management.

     In order to safeguard assets and to maintain the integrity and objectivity of data in these financial statements, Life USA Holding, Inc. maintains a comprehensive system of internal accounting controls. These controls are supported by the careful selection and training of qualified personnel and an appropriate division of responsibilities. In addition, an integral part of the comprehensive system of internal control is an effective internal audit department. The Life USA Holding, Inc. internal audit department systematically evaluates the adequacy and effectiveness of internal accounting controls and measures adherence to established policies and procedures. The management of Life USA Holding, Inc. believes that as of December 31, 1996, its system of internal control is adequate to accomplish the objectives discussed herein.

     The financial statements for the years ended December 31, 1996, 1995 and 1994 have been audited by Ernst & Young LLP, independent auditors. Their audits were made in accordance with generally accepted auditing standards and included a review of the system of internal controls to the extent necessary to express an opinion on the financial statements.

     The audit committee of the Board of Directors, comprised solely of outside directors, meets regularly with the independent auditors, management and internal auditors to review the scope and results of the audit work performed. The independent auditors have unrestricted access to the audit committee, without the presence of management, to discuss the results of their audit, the adequacy of internal accounting controls and the quality of financial reporting.

/s/ Robert W. MacDonald
-------------------------
Robert W. MacDonald
Chairman and Chief Executive Officer

/s/ Mark A. Zesbaugh
-------------------------
Mark A. Zesbaugh
Executive Vice President and
Chief Financial Officer


LIFE USA HOLDING, INC.

BOARD OF DIRECTORS

Robert W. MacDonald, CLU
Chairman
Chief Executive Officer

Margery G. Hughes
President
Chief Operating Officer

Mark A. Zesbaugh, CPA, CFA, FLMI
Executive Vice President
Chief Financial Officer
Treasurer and Secretary

Daniel J. Rourke, CLU
Senior Vice President
Chief Marketing Officer

Donald J. Urban
Senior Vice President
Director of Sales

Joseph W. Carlson, FLMI
Consultant

Ralph Strangis
Counsel to the Company
Member of the Law Firm
Kaplan, Strangis and Kaplan, P.A.

Robert J. Oster
Private Venture Capital Investor

Jack H. Blaine
President
National Organization of Life
and Health Insurance
Guaranty Associations

Hugh Alexander
Member of Alexander Law Firm, P.C.

Barbara J. Lautzenheiser
Lautzenhieser & Associates

OFFICERS

Robert W. MacDonald, CLU
Chairman
Chief Executive Officer

Margery G. Hughes
President
Chief Operating Officer

Mark A. Zesbaugh, CPA, CFA, FLMI
Executive Vice President
Chief Financial Officer
Treasurer and Secretary

Daniel J. Rourke, CLU
Senior Vice President
Chief Marketing Officer

Donald J. Urban
Senior Vice President
Director of Sales

Bradley E. Barks, FSA, MAAA, CPA
Senior Vice President Finance

Bruce D. Bengtson, FSA, MAAA
Senior Vice President
Chief Actuary

Bruce J. Parker
Assistant Secretary
Member of the Law Firm
Kaplan, Strangis and Kaplan, P.A

---------------

VICE PRESIDENTS

Jo-Anne S. Halek
Kimberly A. Lees

----------------

ANNUAL MEETING

The annual meeting of the shareholders of Life USA Holding, Inc. will be held on April 15, 1997 at the Interchange Tower, 600 South Highway 169, Minneapolis, Minnesota 55426. All shareholders are invited to attend.

CORPORATE INFORMATION

CORPORATE OFFICE

300 South Highway 169
Minneapolis, Minnesota 55426
612-546-7386

General Counsel
Kaplan, Strangis and Kaplan, P.A
Minneapolis, Minnesota

Independent Auditors
Ernst & Young LLP
Minneapolis, Minnesota

Transfer Agent
Harris Trust and Savings Bank
Chicago, Illinois

----------------

REINSURANCE PARTNERS

Allianz Life Insurance Company
of North America
Minneapolis, Minnesota

Employers Reassurance Corporation
Overland Park, Kansas

Munich American
Reassurance Company
Atlanta, Georgia

Republic-Vanguard Life
Insurance Company
Dallas, Texas

Transamerica Occidental Life
Insurance Company
Charlotte, North Carolina

FORM 10-K

The Life USA Holding, Inc. Form 10-K can be obtained by writing to Mark A. Zesbaugh, Chief Financial Officer, 300 South Highway 169,
Minneapolis, Minnesota 55426.

SHAREHOLDER INFORMATION

Life USA Holding, Inc. common stock trades on the Nasdaq National Market tier of The Nasdaq Stock Market under the symbol: "LUSA." No dividends have been paid since inception.

                      1995             1996
                ---------------   --------------
                 HIGH      LOW     HIGH     LOW
                --------------------------------
1st Quarter     $11-3/8 $7-3/16   $9-7/8  $7-5/8
2nd Quarter     $10-1/2 $ 8-5/8   $9-3/8  $7-5/8
3rd Quarter     $10-1/8 $ 8-1/4   $9-1/4  $7-3/4
4th Quarter     $ 9-1/4 $ 7-5/8   $   12  $8-5/8

As of December 31, 1996, there were 5,093 holders of record of the Company's common stock.

LIFEUSA INSURANCE COMPANY

BOARD OF DIRECTORS

Robert W. MacDonald, CLU
Chief Executive Officer

Daniel J. Rourke, CLU
Chairman

Donald J. Urban
President

Margery G. Hughes
Executive Vice President

Mark A. Zesbaugh, CPA, CFA, FLMI
Senior Vice President
Treasurer

Jacqueline K. Katrein, CPA
Senior Vice President
Support Division
Chief Financial Officer

Joseph W. Carlson, FLMI
Consultant

Ralph Strangis
Counsel to the Company Member of
the Law Firm Kaplan, Strangis and
Kaplan, P.A.

Robert J. Oster
Private Venture Capital Investor

Stephen M. Kerns
Insurmark

David A. Sunderland
Sunderland Insurance Services

Joseph R. Lehman, CFP, CLU
Life Sales

Edward A. Omert
Roster Financial

OFFICERS

Robert W. MacDonald, CLU
Chief Executive Officer

Daniel J. Rourke, CLU
Chairman
LifeUSA Insurance Company
Chairman and
Chief Executive Officer
Universal Benefits Life Division

Donald J. Urban
President

Margery G. Hughes
Executive Vice President

Mark A. Zesbaugh, CPA, CFA, FLMI
Senior Vice President
Treasurer

Ronald L. Berger, CPA
Senior Vice President
Information & Technology

Denise M. Blizil
Senior Vice President
Operating Division
Secretary

Linda K. Burm
Senior Vice President
Chief Operating Officer
Universal Benefits Life Division

Jacqueline K. Katrein
Senior Vice President
Support Division
Chief Financial Officer

Charles M. Kavitsky
Senior Vice President
Sales and Marketing

VICE PRESIDENTS

Robin Aeshliman
Leo J. Anderson, FLMI
Rolf D. Baglien, CPA
Kevin J. Boyce
Caroyln K. Cosgrove, FLMI
Michael A. Eitel, CPA
Lorraine M. Frankewicz
John T. Helgerson, CLU
Susan L. Kumpula
Lane A. Kurle, FLMI
Robert L. Miller
Kathaleen A. Morrow
Janet M. Neary
David K. Sandberg, ASA, MAAA
Susan K. Swanson
Cathy H. Waldhauser, FSA, MAAA
Kevin E. Walker, FLMI
Deborah J. Wesenberg, FLMI, FALU, CLU
Scott A. Wheeler, CPA, CLU, FLMI

----------------

ASSISTANT VICE PRESIDENTS

Kristi K. Bizer, CPA, FLMI
Lisa B. Carlson
Brenda Z. Duenwald
Jeffrey R. Girod
Amelia L. Jensen
John R. Kraft
Richard P. Lapcinski
Leslie J. LeQue
Neil H. McKay, FSA, MAAA
Rodney D. Meyer, ALHC, FLMI
Lisa M. Nicholson
Philip B. Rosenbaum, CPA, FLMI
Sharyl L. Schultz, CLU
Roxanne M. Watercott
Ann M. Yaggie

LIFEUSA(R)
300 South Highway 169
Minneapolis, Minnesota 55426